UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of December 2021

Commission File Number:  001-41035

CI&T Inc

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

R. Dr. Ricardo Benetton Martins, 1,000

Pólis de Tecnologia-Prédio 23B,

Campinas-State of São Paulo

13086-902 - Brazil

+55 19 21024500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X            Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________      No         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________      No         X

CI&T Inc

ITEM

1.	3Q21 Earnings Release
2.	Unaudited condensed consolidated interim financial information for the three and nine-month periods ended September 30, 2021 and 2020
3.	Unaudited Pro Forma Condensed Financial Information for the nine months ended September 30, 2021

1

CI&T 3Q21 Earnings Release

CI&T Reports Third Quarter Financial Results

Campinas, Brazil – December 1, 2021 /Business Wire NX/ - CI&T (“Company”, NYSE: CINT), a global digital specialist, today announces its results for the third quarter of 2021 (3Q21) and for the nine months ended September 30, 2021 (9M21). For comparison reasons, we refer to the results for the third quarter of 2020 (3Q20) and for the nine months ended September 30, 2020 (9M20).

Our financial results from 3Q21 and 9M21 contemplate the consolidation of Dextra as of August 10, 2021, while our pro forma results consider the acquisition of Dextra as if the acquisition had occurred on January 1, 2021.

3Q21 Highlights:

●        Net revenue of R$376.0 million, a 55% growth year-over-year (57% in constant currency basis).

●        44% net revenue growth in the U.S. market compared with 3Q20.

●        Pro forma net revenue of R$411.1 million.

Cesar Gon, CEO of CI&T, commented "This is our first earnings release since we became a publicly traded company a few weeks ago and I would like to thank all investors for your trust and support throughout this process. In a total offering of US$225 million, CI&T raised US$157 million in net proceeds, which we intend to use to fund our continuous growth.

We are very excited to present a robust 55% year-over-year net revenue growth in the quarter with consistent profitability, even compared to a solid 3Q20 results. This growth was boosted by higher demand from existing clients combined with the addition of new clients to our portfolio, representing our 21st consecutive quarter of net revenue growth. We continue to observe a strong demand environment and we expect our net revenue in the fourth quarter of 2021 to be at least R$440.0 million, a 66% growth year-over-year."

On August 10, 2021, we concluded the acquisition of Dextra, a company based in Brazil focused on customized software development and an expert in combining design methodologies, agile development and data science to deliver digital products to its clients. With a solid client portfolio, Dextra will allow us to further diversify our client base, as well as strengthen our ability to deliver high quality services to our clients.

The number of clients with net revenue above R$1 million in the last twelve months (LTM) grew from 62 in 2Q21 to 75 in the quarter in all regions (Latam, North America, Europe and APAC), which we expect will contribute to foster our revenue growth in the following years. In terms of geographies, all regions are on a growth trajectory, with the USA continuing to be a fast growing market, with a 44% growth in the period.

We onboarded 1,364 net new employees during 3Q21, including 1,167 from Dextra, totaling 5,398 CI&Ters by the end of the quarter. We continue to develop our people training actions (CI&T University), fostering career opportunities and growth at all levels.

During the quarter, we began a new R&D joint project, named Cognitive Lab (C-Lab), along with UNICAMP, one of the most respected Brazilian universities, and a few CI&T clients, to develop machine learning tools on human dialogues, aimed at automating customer service processes.

2

CI&T 3Q21 Earnings Release

Pro forma financial highlights, including the Dextra acquisition as if the acquisition had occurred on January 1st, 2021

For 3Q21(1):

●        Pro forma net revenue of R$411.1 million.

●        Pro forma adjusted EBITDA of R$91.8 million and 22.3% adjusted EBITDA margin.

●        Pro forma net profit of R$1.7 million.

●        Pro forma adjusted net profit of R$27.4 million and 6.7% adjusted net profit margin.

For 9M21:

●        Pro forma net revenue of R$1,160.5 million.

●        Pro forma adjusted EBITDA of R$277.5 million and 23.9% adjusted EBITDA margin.

●        Pro forma net profit of R$88.8 million and 7.6% net profit margin.

●        Pro forma adjusted net profit of R$117.2 million and 10.1% adjusted net profit margin.

(1) The Pro Forma numbers for the three months ended September 30, 2021 (3Q21) are derived from the difference of the unaudited pro forma condensed statement of profit and loss for the nine months ended September 30, 2021 and the unaudited pro forma condensed statement of profit or loss for the six months ended June 30, 2021.

3Q21 CI&T Financial highlights, including the Dextra acquisition as of August 10, 2021

●        Net revenue of R$376.0 million, an increase of R$133.1 million compared to 3Q20, a 55% growth in the period, of which 36% was organic growth and 19% was related to the Dextra acquisition as of August 10th.

●        Net revenue growth on a constant currency basis was 57% year-over-year.

●        3Q21 net revenue breakdown:

  by industry vertical: financial services 36%; food & beverages 21%; pharmaceuticals and cosmetics 14%; technology, media and telecom 12%; and others 17%.
  by geographic region: USA 44%; Brazil 51%; Asia Pacific and Japan 3%; and Europe 2%.
  by client concentration: top one client 17%; and top 10 clients 60%.

●        Adjusted EBITDA of R$80.1 million, an increase of R$14.8 million or 23% over 3Q20. Adjusted EBITDA margin was 21.3%.

●        Net loss of R$2.2 million, compared to a net profit of R$39.5 million in the same quarter of 2020.

●        Adjusted net profit of R$24.5 million in the quarter, a reduction of R$15.3 million in relation to 3Q20. Adjusted net profit margin was 6.5%.

Comments on the 3Q21 financial performance

Net revenue was R$376.0 million, an increase of R$133.1 million or 55% year-over-year, mainly due to higher demand for digital transformation from our existing clients and the addition of new clients to our portfolio, combined with the consolidation of Dextra as of August 10, 2021. In terms of geographic region, the highlight for the quarter was the net revenue increase in the U.S., from R$114.6 million in 3Q20 to R$165.0 million in 3Q21, a 44% growth.

3

CI&T 3Q21 Earnings Release

The costs of services provided amounted to R$246.8 million in the quarter, an increase of R$96.5 million or 64% in relation to 3Q20, mainly due to higher costs with employees, related to employee promotions and new hires in response to the growing demand for our services.

As a result, gross profit was R$129.1 million in the quarter, R$36.5 million higher than 3Q20. Adjusted gross profit totaled R$139.6 million in 3Q21, an increase of 41% over the same quarter last year, with an adjusted gross margin of 37.1% in the quarter, compared to 40.6% in 3Q20. The gross profit was adjusted for costs related to depreciation and amortization and stock options compensation plan expenses. See "Reconciliation of Non-IFRS measures" for reconciliation of adjusted gross profit to gross profit.

Selling, general and administrative (SG&A) expenses in 3Q21 totaled R$63.1 million, an increase of R$28.0 million or 80% over the same period last year, mainly related to (i) an increase in employee expenses related to new hires to strengthen the finance, accounting, legal and compliance departments in preparation for becoming a publicly-listed company, (ii) an increase of R$ 4.3 million in provisions for profit sharing related to the Dextra acquisition and (iii) M&A expenses associated with legal and accounting due diligence.

Other operating expenses of R$25.3 million in the quarter were related to the impairment of intangible assets of R$21.8 million recognized in 3Q21, a non-cash and one-off effect, as CI&T decided to discontinue investments made by Dextra on certain in progress intangible assets related to digital platforms, and R$3.1 million attributable to the issuance of new shares in connection with the IPO.

Adjusted EBITDA totaled R$80.1 million, 23% higher than 3Q20, with an adjusted EBITDA margin of 21.3% compared to 26.9% in 3Q20. The adjusted EBITDA in the quarter reflects higher costs of services provided and SG&A expenses, as explained above, while 3Q20 recorded an outstanding result, benefited by the favorable foreign exchange rate. See "Reconciliation of Non-IFRS measures" for reconciliation of adjusted EBITDA to net profit.

Net financial expenses were R$22.4 million in 3Q21, compared to R$1.9 million in 3Q20, as the Company incurred R$650 million in new debt during the quarter to finance the Dextra acquisition, which will mature in 2026. Income tax expenses, including current and deferred tax, was R$18.9 million, a R$2.5 million increase or 15% compared to 3Q20.

Therefore, the net loss of R$2.2 million in the quarter was mainly due to the impairment of intangible assets of R$21.8 million, a non-cash effect. Adjusted net profit was R$24.5 million in the quarter, a reduction of R$15.3 million in relation to 3Q20, mainly due to higher financial expenses and an increase in depreciation and amortization, both associated with the Dextra acquisition. Net profit was adjusted for the impairment of intangible assets and consulting expenses associated with the corporate reorganization and the IPO, as well as M&A activities.

Cash Flow and Other Metrics

●        Cash generated from operating activities was R$90.2 million in the 9M21, compared to R$102.7 million in the 9M20.

●        Cash and cash equivalents totaled R$113.4 million at the end of 3Q21, while total debt (loans and borrowings) ended the quarter at R$782.1 million.

●        Net debt (defined as total debt (loans and borrowings) minus cash and cash equivalents) at the end of the quarter was R$668.7 million.

●        Considering the net proceeds from the IPO of US$156.7 million, net of underwriting discounts and commissions, the Company has a cash position higher than its outstanding debt as of November, 2021.

●        Total headcount at the end of 3Q21 was 5,398 CI&Ters, an addition of 1,364 people, including 1,167 from Dextra, when compared to 2Q21.

4

CI&T 3Q21 Earnings Release

Business Outlook

We continue to see strong demand for digital transformation services worldwide. We expect our revenue growth to continue accelerating during 4Q21, based on our engagement with current clients and existing master services agreements, combined with our pipeline of potential new clients, as well as the contribution of net revenue from the consolidation of Dextra.

Therefore, we expect our net revenue in the fourth quarter of 2021 to be at least R$440.0 million, a 66% growth compared to our net revenue of R$ 265.4 million in the fourth quarter of 2020.

For the full year of 2021, we expect our pro forma net revenue to be at least R$1,600 million, a 38% growth compared to our pro forma net revenue of R$1,161 million in 2020.

These expectations are forward-looking statements. See "Cautionary Statement on Forward-Looking Statements" below.

Initial Public Offering (IPO)

On November 15, 2021 we concluded our IPO, consisting of 15 million class A common shares, of which 11.1 million shares were offered by CI&T and 3.9 million shares were offered by certain selling shareholders. The Company did not receive any proceeds from the sale of our common stock by the selling stockholders. We received net proceeds of US$156.7 million upon the closing of the IPO, after deducting the underwriting discounts and commissions. The shares began trading on the New York Stock Exchange (NYSE) on November 10, 2021, under the ticker symbol “CINT”.

Conference Call Information

CI&T's senior management team will host a conference call to discuss the 3Q21 financial and operating results on December 2, 2021 at 8:00 a.m. Eastern Time / 10:00 a.m. BRT. A webcast of the conference call can be accessed at the Company’s Investor Relations website at https://investors.ciandt.com or by dialing +1 412 717-9627 (USA) or +55 11 4090 1621 (Brazil). A replay will be available on the Company’s Investor Relations website or by dialing +1-877-344-7529 (USA) or +55 11 3193 1012 (Brazil) and informing the conference ID 9949646#.

About CI&T

CI&T is a global digital specialist, a partner in end-to-end digital transformation for 50+ Large Enterprises & Fast Growth Clients. As digital natives, we bring a 26-year track record of accelerating business impact through complete and scalable digital solutions. With a global presence in 8 countries with a nearshore delivery model, CI&T is the Employer of Choice for more than 5,500 professionals in strategy, data science, design, and engineering, unlocking top-line growth, improving customer experience and driving operational efficiency.

Basis of accounting and functional currency

CI&T maintains its books and records in Brazilian reais, the presentation currency for its unaudited consolidated financial statements and the functional currency of our operations in Brazil. CI&T prepares its unaudited condensed consolidated interim financial statements in accordance with IFRS, as issued by the IASB, and International Financial Reporting Standard No 34—Interim Financial Reporting (“IAS 34”).

5

CI&T 3Q21 Earnings Release

Non-IFRS Financial Measures

We regularly monitor certain financial and operating metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. These non-IFRS financial measures include Adjusted Gross Profit, Adjusted Gross Profit Margin, EBITDA, EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Profit for the period, Adjusted Net Profit Margin for the period, Net Revenue at Constant Currency and Net Revenue Increase at Constant Currency, and should be considered in addition to results prepared in accordance with IFRS, but not as substitutes for IFRS results. In addition, our calculation of these non-IFRS financial measures may be different from the calculation used by other companies, and therefore comparability may be limited. These non-IFRS financial measures are provided as additional information to enhance investors’ overall understanding of the historical and current financial performance of our operations. See "Reconciliation of Non-IFRS measures, including Dextra as of August 10, 2021" and "Reconciliation of Non-IFRS measures Pro Forma, including the Dextra acquisition as if the acquisition had occurred on January 1st, 2021" for reconciliations of our Non-IFRS measures to the nearest IFRS measure.

We monitor our net revenue at constant currency and net revenue increase at constant currency. As the impact of foreign currency exchange rates is highly volatile and difficult to predict, we believe Net Revenue at Constant Currency and Net Revenue Increase at Constant Currency allow us to better understand the underlying business trends and performance of our ongoing operations on a period-over-period basis by eliminating the effect of fluctuations in the exchange rates we use in the translation of our Net revenue in foreign currencies into Brazilian reais. We calculate Net Revenue at Constant Currency and Net Revenue Increase at Constant Currency by translating Net revenue from entities reporting in foreign currencies into Brazilian reais using the comparable foreign currency exchange rates from the prior period.

Cautionary Statement on Forward–Looking Statements

This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, which include but are not limited to: the statements under "Business outlook," including expectations relating to revenues and other financial or business metrics; statements regarding relationships with clients; and any other statements of expectation or belief. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” "scheduled,” “forecasts” and similar words are intended to identify estimates and forward looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements represent our management's beliefs and assumptions only as of the date of this press release. You should read this press release with the understanding that our actual future results may be materially different from what we expect. These statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from results expressed or implied in this press release. Such risk factors include, but are not limited to, those related to: the current and future impact of the COVID-19 pandemic on our business and industry; the effects of competition on our business; uncertainty regarding the demand for and market utilization of our services; the ability to maintain or acquire new client relationships; general business and economic conditions; our ability to successfully integrate Dextra; and our ability to successfully execute our growth strategy and strategic plans. Additional information concerning these and other risks and uncertainties are contained in the "Risk Factors" section of CI&T's registration statement on Form F-1. Additional information will be made available in our annual reports on Form 20-F, and other filings and reports that CI&T may file from time to time with the SEC. Except as required by law, CI&T assumes no obligation, and does not intend to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Contacts

Investor Relations Contact:

Eduardo Galvão

egalvao@ciandt.com

Media Relations Contact:

Zella Panossian

ciandt@illumepr.com

CI&T Inc.

6

CI&T 3Q21 Earnings Release

Reconciliation of Non-IFRS measures, including Dextra as of August 10, 2021

The following table presents a reconciliation of our Non-IFRS measures, such as adjusted gross profit, EBITDA, adjusted EBITDA and adjusted net profit for the following periods:

	Three months ended September		Nine months ended September
	2021	2020	2021	2020
	(in thousands of Brazilian reais)		(in thousands of Brazilian reais)
Net Revenue	375,970	242,897	987,586	691,152
Gross Profit	129,124	92,582	346,600	256,580
Reconciliation of Adjusted Gross Profit
Depreciation and amortization (cost of services provided)	10,345	6,092	23,121	18,091
Stock Options	116	43	348	62
Adjusted Gross Profit	139,584	98,717	370,069	274,733
Adjusted Gross Profit Margin	37.1%	40.6%	37.5%	39.7%
Reconciliation of EBITDA
Net profit (loss) for the period	(2,208)	39,538	82,129	98,253
Adjustments
Net finance costs	22,416	1,891	26,102	14,036
Income tax expense	18,857	16,386	57,515	46,287
Depreciation and amortization	14,083	7,559	30,102	22,452
EBITDA	53,147	65,374	195,848	181,028
EBITDA Margin	14.1%	26.9%	19.8%	26.2%
Reconciliation of Adjusted EBITDA
Net profit for the period	(2,208)	39,538	82,129	98,253
Adjustments
Net finance costs	22,416	1,891	26,102	14,036
Income tax expense	18,857	16,386	57,515	46,287
Depreciation and amortization	14,083	7,559	30,102	22,452
Stock Options	193	213	693	733
Consulting Expenses	4,895	320	5,357	320
Government grants	(4)	(673)	(1,418)	(1,318)
Impairment	21,818	-	21,818	-
Adjusted EBITDA	80,048	65,234	222,298	180,763
Adjusted EBITDA Margin	21.3%	26.9%	22.5%	26.2%
Reconciliation of Adjusted Net Profit (loss)
Net profit (loss) for the period	(2,208)	39,538	82,129	98,253
Adjustments
Impairment	21,818	-	21,818	-
Consulting Expenses	4,895	320	5,357	320
Adjusted Net profit (loss) for the period	24,504	39,858	109,304	98,573
Adjusted Net profit (loss) Margin for the period	6.5%	16.4%	11.1%	14.3%
Net Revenue in Constant Currency	380,707	242,832	-	-

In calculating Adjusted Gross Profit, we exclude cost components that are not related to the direct management of our services. For the periods herein, the adjustments applied were: (i) depreciation and amortization related to costs of services provided; and (ii) stock options compensation plan expenses.

In calculating Adjusted EBITDA, we exclude components that are not related to the direct management of our services. For the periods herein, the adjustments were: (i) consulting expenses related to corporate reorganization and secondary public offering costs, as well as mergers and acquisitions activity; (ii) government grants related to tax reimbursement in the Chinese subsidiary; (iii) stock options compensation plan expenses; and (iv) the impairment related to the discontinuation of certain investments made by Dextra on certain in progress intangible assets related to digital platforms following the closing of the Dextra acquisition. CI&T does not expect a continuing impact in its operations related to this impairment.

7

CI&T 3Q21 Earnings Release

In calculating Adjusted Net Profit, we exclude cost components that are not related to the direct management of our services. For the periods herein, the adjustments applied were: (i) consulting expenses related to corporate reorganization and secondary public offering costs, as well as mergers and acquisitions activity; and (ii) the impairment related to the discontinuation of certain investments made by Dextra on certain in progress intangible assets related to digital platforms following the closing of the Dextra acquisition. CI&T does not expect a continuing impact in its operations related to this impairment.

We calculate Net Revenue at Constant Currency and Net Revenue growth at Constant Currency by translating Net revenue from entities reporting in foreign currencies into Brazilian reais using the comparable foreign currency exchange rates from the prior period.

Reconciliation of Non-IFRS measures Pro Forma, including the Dextra acquisition as if the acquisition had occurred on January 1, 2021.(1)

(in thousands of Brazilian Reais - R$, unaudited)

	Three months ended September 2021	Nine months ended September 2021
Pro forma Net Revenue	411,106	1,160,545
Pro forma Cost	(267,184)	(744,193)
Pro forma Gross Profit	143,922	416,352
Pro forma Selling, general, and administrative	(70,078)	(193,364)
Pro forma Impairment loss on trade receivables and contract assets	(1,662)	(1,938)
Pro forma Other income (expenses) net	(25,228)	(24,745)
Pro forma Operating profit before financial income	46,954	196,305
Pro forma Net finance costs	(28,491)	(48,691)
Pro forma Profit before Income tax	18,463	147,614
Pro forma Income Tax	(16,748)	(58,840)
Pro forma Net profit (loss) for the period	1,715	88,774
Reconciliation of Pro forma EBITDA
Pro forma Net profit (loss) for the period	1,715	88,774
Adjustments
Net finance costs	28,491	48,691
Income tax expense	16,748	58,840
Depreciation and amortization	18,967	53,527
Pro forma EBITDA	65,921	249,832
Pro forma EBITDA Margin	16.0%	21.5%
Reconciliation of Adjusted Pro forma EBITDA
Pro forma Net profit (loss) for the period	1,715	88,774
Adjustments
Net finance costs	28,491	48,691
Income tax expense	16,748	58,840
Depreciation and amortization	18,967	53,527
Stock Options	193	693
Consulting Expenses	3,825	6,617
Government grants	(4)	(1,418)
Impairment	21,818	21,818
Adjusted Pro forma EBITDA	91,753	277,542
Adjusted Pro forma EBITDA Margin	22.3%	23.9%
Reconciliation of Adjusted Pro forma Net Income
Pro forma Net profit (loss) for the period	1,715	88,774
Adjustments
Consulting Expenses	3,825	6,617
Impairment	21,818	21,818
Adjusted Pro forma Net profit (loss) for the period	27,358	117,209
Adjusted Pro forma Net profit (loss) Margin for the period	6.7%	10.1%

8

CI&T 3Q21 Earnings Release

Please refer to the previous page for explanations of the reconciliation items for non-IFRS measures.

(1) The Pro Forma numbers for the three months ended September 30, 2021 (3Q21) are derived from the difference of the unaudited pro forma condensed statement of profit and loss for the nine months ended September 30, 2021 and the unaudited pro forma condensed statement of profit or loss for the six months ended June 30, 2021.

CI&T Software S.A.

CI&T Inc was incorporated on June 7, 2021, to become the holding entity of CI&T Software S.A. in connection with the IPO. Prior to the IPO, CI&T Inc had not commenced operations and had nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, the financial statements presented in this release are those of CI&T Software S.A., the Company’s principal operating company and wholly-owned subsidiary.

Unaudited Condensed Consolidated Interim Financial Information

Statement of profit and loss, including Dextra as of August 10, 2021

(in thousands of Brazilian Reais - R$, unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Net Revenue	375,970	242,897	987,586	691,152
Costs of services provided	(246,846)	(150,315)	(640,986)	(434,572)
Gross Profit (loss)	129,124	92,582	346,600	256,580
Selling expenses	(24,122)	(14,769)	(61,902)	(39,278)
General and administrative expenses	(38,966)	(20,268)	(93,056)	(58,300)
Research and technological innovation expenses	-	(690)	(4)	(2,652)
Impairment loss on trade receivables and contract assets	(1,662)	361	(2,030)	(5)
Other income (expenses) net	(25,309)	599	(23,862)	2,231
	(90,059)	(34,767)	(180,854)	(98,004)
Operating profit before financial income	39,065	57,815	165,746	158,576
Finance income	17,591	14,045	43,421	32,851
Finance cost	(40,007)	(15,936)	(69,523)	(46,887)
Net finance costs	(22,416)	(1,891)	(26,102)	(14,036)
Profit before Income tax	16,649	55,924	139,644	144,540
Income tax expense
Current	(28,809)	(14,178)	(63,367)	(42,478)
Deferred	9,952	(2,208)	5,852	(3,809)
Net profit (loss) for the year	(2,208)	39,538	82,129	98,253
Income attributable to:
Controlling shareholders	(2,208)	39,538	82,129	98,253
Non-controlling interests	-	-	-	-
Net profit (loss) for the year	(2,208)	39,538	82,129	98,253
Earnings per share
Earnings per share - basic (in R$)	(1.25)	22.46	46.65	55.81
Earnings per share - diluted (in R$)	(1.25)	22.46	46.65	55.14

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CI&T 3Q21 Earnings Release

CI&T Software S.A.

Unaudited Condensed consolidated statements of financial information as of September 30, 2021 and December 31, 2020

(in thousands of Brazilian Reais - R$, unaudited)

Assets	September 30, 2021	December 31, 2020
Cash and cash equivalents	113,417	162,827
Trade receivables	318,400	196,256
Contract assets	147,603	50,625
Recoverable taxes	7,933	1,016
Tax assets	2,651	2,117
Derivatives	2,842	8,837
Other assets	27,696	12,874
Total current assets	620,542	434,552
Recoverables taxes	3,086	3,099
Deferred tax	25,985	15,152
Judicial deposits	3,075	3,083
Other assets	2,303	2,494
	34,449	23,828
Property, plant and equipment	55,720	38,771
Intangible assets	745,766	18,166
Right-of-use assets	75,138	69,765
	876,624	126,702
Total non-current assets	911,073	150,530
Total assets	1,531,615	585,082

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CI&T 3Q21 Earnings Release

CI&T Software S.A.

Unaudited Condensed consolidated statements of financial information as of September 30, 2021 and December 31, 2020

(in thousands of Brazilian Reais - R$, unaudited)

Liabilities and equity	September 30, 2021	December 31, 2020
Suppliers	25,053	15,312
Loans and borrowings	138,694	75,377
Lease liabilities	20,952	14,569
Salaries and welfare charges	214,063	141,794
Accounts payable for business combination	97,701	-
Derivatives	3,295	5,392
Tax liabilities	13,671	6,078
Other taxes payable	5,874	3,279
Dividends and interest on equity payable	4,044	30,677
Contract liability	3,014	9,987
Indemnity	-	628
Other liabilities	14,855	7,899
Total current liabilities	541,216	310,992
Loans and borrowings	643,453	13,853
Lease liabilities	62,012	60,659
Provisions	507	161
Accounts payable for business combination	35,872	-
Other liabilities	694	957
Total non-current liabilities	742,538	75,630
Equity
Share capital	59,542	68,968
Capital reserves	9,007	6,764
Profit reserves	146,170	109,308
Other comprehensive Income	33,142	13,420
Total equity	247,861	198,460
Total equity and liabilities	1,531,615	585,082

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CI&T 3Q21 Earnings Release

CI&T Software S.A.

Unaudited Condensed Consolidated statement of cash flows for the nine months ended September 2021 and 2020

(in thousands of Brazilian Reais - R$, unaudited)

Cash flows from operating activities	September 30, 2021	September 30, 2020
Net profit for the year	82,129	98,253
Adjustments for:
Depreciation and amortization	30,102	22,452
Gain/loss on the sale of property, plant and equipment and intangible assets	338	275
Interest, adjusted for inflation and exchange rate changes	25,998	9,161
Interest on lease	4,409	3,497
Unrealized gains on financial instruments	3,898	6,006
Income tax expense	57,515	46,287
Provision for (reversal of) impairment losses on trade receivables and contract assets	2,030	5
Wite-off (impairment) of intangible assets	21,818	-
Provision for labor risks	346	13
Exchange rate changes on indemnity	-	(4,413)
Provision for indemnity	-	-
Share-based plan	694	733
Remeasurement of Right-of-Use assets	247	-
Others	(195)	(119)
Reduction (Increase) in operating assets and liabilities
Trade receivables	(87,669)	(30,283)
Contract assets	(67,530)	(16,272)
Other taxes recoverable	(13,260)	(4,548)
Current tax assets	(2)	505
Judicial deposits	7	-
Suppliers	4,075	2,821
Salaries and welfare charges	43,788	38,889
Tax liabilities	(3,797)	(7,940)
Other taxes payable	1,448	2,295
Contract liability	(9,036)	(15,479)
Payment of share-based indemnity	(628)	(38,386)
Other receivables and payables, net	(6,538)	(11,047)
Cash generated from operating activities	90,187	102,705
Income tax paid	(44,468)	(30,128)
Interest paid on loans and borrowings	(2,296)	(2,243)
Interest paid on lease	(3,972)	(3,496)
Net cash from operating activities	39,451	66,838
Cash flows from investment activities
Acquisition of property and equipment and intangible assets	(22,112)	(16,422)
Business combinations	(650,000)	-
Net cash (used in) investment activities	(672,112)	(16,422)
Cash flows from financing activities
Share-based plan contributions	989	1,751
Dividends paid	(71,039)	(30,977)
Interest on equity, paid	(713)	(2,679)
Payment of lease liabilities	(12,407)	(12,070)
Proceeds from loans and borrowings	740,596	144,270
Payment of loans and borrowings	(71,702)	(69,242)
Net cash from (used in) financing activities	585,724	31,053
Net increase in cash and cash equivalents	(46,937)	81,469
Cash and cash equivalents as of January 1st	162,827	79,500
Exchange variation effect on cash and cash equivalents	(2,937)	(7,565)
Cash reduction due to spin-off effect	(7,752)	-
Cash increase due to business combination	8,216	-
Cash and cash equivalents at the end of the period	113,417	153,404

12

CI&T 3Q21 Earnings Release

CI&T Software S.A.

Unaudited Pro Forma Condensed Consolidated Financial Information

Pro forma statement of profit and loss for the nine months ended September 30, 2021

(in thousands of Brazilian Reais - R$, unaudited)

	CI&T	Dextra	Transaction Accounting Adjustments	Total Pro Forma
Net revenue	987,586	172,959		1,160,545
Costs of services provided	(640,986)	(103,207)		(744,193)
Gross profit	346,600	69,752	-	416,352
Selling expenses	(61,902)	(1,021)	-	(62,923)
General and administrative expenses	(93,056)	(20,010)	(17,370)	(130,437)
Research and technological innovation expenses	(4)	-	-	(4)
Impairment loss on trade receivables and	(2,030)	92	-	(1,938)
Other income (expenses) net	(23,862)	(884)	-	(24,746)
Operating profit before financial income	165,746	47,929	(17,370)	196,305
Finance income	43,421	224	-	43,645
Finance cost	(69,523)	(1,852)	(20,961)	(92,336)
Net finance costs	(26,102)	(1,628)	(20,961)	(48,691)
Profit before Income tax	139,644	46,301	(38,331)	147,614
Income tax	(57,515)	(14,358)	13,033	(58,840)
Net profit (loss) for the period	82,129	31,943	(25,298)	88,774
Income attributable to:
Controlling shareholders	82,129	31,943	(25,298)	88,774
Net profit for the period	82,129	31,943	(25,298)	88,774
Earnings per share
Earnings per share - basic (in R$)	0.047			0.050
Earnings per share - diluted (in R$)	0.047			0.050

13

CI&T Software S.A.

Unaudited condensed consolidated interim financial information September 30, 2021 and 2020

14

Content

Unaudited condensed consolidated statements of financial position	16
Unaudited condensed consolidated statements of profit or loss	17
Unaudited condensed consolidated statement of other comprehensive income	18
Unaudited condensed consolidated statements of changes in equity	19
Unaudited condensed consolidated statements of cash flows	20
Notes to the unaudited condensed consolidated interim financial information	21

15

CI&T Software S.A.
Unaudited condensed consolidated statements of financial position as of September 30, 2021 and December 31, 2020
(In thousands of Brazilian reais - R$)

Assets	Note	September 30, 2021	December 31, 2020	Liabilities and equity	Note	September 30, 2021	December 31, 2020
Cash and cash equivalents	6	113,417	162,827	Suppliers		25,053	15,312
Trade receivables	7	318,400	196,256	Loans and borrowings	12	138,694	75,377
Contract assets	18.a	147,603	50,625	Lease liabilities	11	20,952	14,569
Recoverable taxes		7,933	1,016	Salaries and welfare charges	13	214,063	141,794
Tax assets		2,651	2,117	Accounts payable for business combination	16	97,701	-
Derivatives	3	2,842	8,837	Derivatives	23.3	3,295	5,392
Other assets	8	27,696	12,874	Tax liabilities		13,671	6,078
				Other taxes payable		5,874	3,279
Total current assets		620,542	434,552	Dividends and interest on equity payable	17.c	4,044	30,677
				Contract liabilities		3,014	9,987
				Indemnity		-	628
				Other liabilities		14,855	7,899
Recoverable taxes		3,086	3,099	Total current liabilities		541,216	310,992
Deferred taxes	21	25,985	15,152
Judicial deposits	4	3,075	3,083
Other assets	8	2,303	2,494	Loans and borrowings	12	643,453	13,853
				Lease liabilities	11	62,012	60,659
		34,449	23,828	Provisions	14	507	161
				Accounts payable for business combination	16	35,872	-
				Other liabilities		694	957
Property, plant and equipment	9	55,720	38,771
Intangible assets	10	745,766	18,166	Total non-current liabilities		742,538	75,630
Right-of-use assets	11	75,138	69,765
				Equity	17
		876,624	126,702	Share capital		59,542	68,968
				Capital reserves		9,007	6,764
Total non-current assets		911,073	150,530	Profit reserves		146,170	109,308
				Other comprehensive income		33,142	13,420

				Total equity		247,861	198,460

Total assets		1,531,615	585,082	Total equity and liabilities		1,531,615	585,082

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statement.

16

CI&T Software S.A.
Unaudited condensed consolidated statements of profit or loss
For the three and nine-month periods ended September 30, 2021 and 2020
(In thousands of Brazilian reais - R$)

	Note	Period ended September 30, 2021	Quarter ended September 30, 2021	Period ended September 30, 2020	Quarter ended September 30, 2020
Net revenue	18	987,586	375,970	691,152	242,897
Costs of services provided	19	(640,986)	(246,846)	(434,572)	(150,315)
Gross profit		346,600	129,124	256,580	92,582
Selling expenses	19	(61,902)	(24,122)	(39,278)	(14,769)
General and administrative expenses	19	(93,056)	(38,966)	(58,300)	(20,268)
Research and technological innovation expenses	19	(4)	-	(2,652)	(690)
Impairment loss on trade receivables and contract assets	19	(2,030)	(1,662)	(5)	361
Other income (expenses), net	19	(23,862)	(25,309)	2,231	599
		(180,854)	(90,059)	(98,004)	(34,767)
Operating profit before financial income		165,746	39,065	158,576	57,815
Finance income	20	43,421	17,591	32,851	14,045
Finance costs	20	(69,523)	(40,007)	(46,887)	(15,936)
Net finance costs	20	(26,102)	(22,416)	(14,036)	(1,891)
Profit before Income tax		139,644	16,649	144,540	55,924
Income tax expenses	21
Current		(63,367)	(28,809)	(42,478)	(14,178)
Deferred		5,852	9,952	(3,809)	(2,208)
Net profit (loss) for the period		82,129	(2,208)	98,253	39,538
Income attributable to:
Controlling shareholders		82,129	(2,208)	98,253	39,538
Non-controlling interests		-	-	-	-
Net profit (loss) for the period		82,129	(2,208)	98,253	39,538
Earnings per share
Earnings per share – basic (in R$)	22	46.65	(1.25)	55.81	22.46
Earnings per share – diluted (in R$)	22	46.65	(1,25)	55.14	22.46

 The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

17

CI&T Software S.A.
Unaudited condensed consolidated statement of other comprehensive income
For the nine-month periods ended September 30, 2021 and 2020
(In thousands of Brazilian reais – R$)

	September 30, 2021	September 30, 2020

Net profit for the period	82,129	98,253
Other comprehensive income (OCI):
Items that are or may be reclassified subsequently to profit or loss
Exchange variation in foreign investments	19,722	13,984
Total comprehensive income for the period	101,851	112,237
Total comprehensive income attributed to
Owners of the Company	101,851	112,237
Non-controlling interest	-	-
Total comprehensive income for the period	101,851	112,237

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

18

CI&T Software S.A.
Unaudited condensed consolidated statements of changes in equity
For the nine-month periods ended September 30, 2021 and 2020
(In thousands of Brazilian reais – R$)

				Profit reserves
	Note	Share capital	Capital reserve	Legal reserve	Retained earnings reserve	Other comprehensive income	Total equity
Balance as of December 31, 2020		68,968	6,764	13,793	95,515	13,420	198,460
Net profit for the period		-	-	-	82,129	-	82,129
Spin-off of the CI&T IOT	1.a.ii	(9,426)	597	-	-	-	(8,829)
Merger of Hoshin	1.a.i	-	108	-	-	-	108
2020 additional dividends approved at the Extraordinary Shareholders’ Meeting (EGM) held on April 30, 2021	17.c	-	-	-	(40,363)	-	(40,363)
Other comprehensive income for the period		-	-	-	-	19,722	19,722
Tax effect on the compensation of the share-based plan		-	-	-	(147)	-	(147)
Share-based compensation	15.1.e	-	1,538	-	-	-	1,538
Interest on shareholders´ equity	17.c	-	-	-	(4,757)	-	(4,757)
Balances as of September 30, 2021		59,542	9,007	13,793	132,377	33,142	247,861
Balance as of December 31, 2019		68,968	4,112	8,846	23,979	3,800	109,705
Net profit for the period		-	-	-	98,253	-	98,253
2019 additional dividends	17.c	-	-	-	(15,927)	-	(15,927)
Other comprehensive income for the period		-	-	-	-	13,984	13,984
Share-based compensation	15.1.e	-	2,491	-	-	-	2,491
Tax effect on the cancellation of the share-based plan		-	-	-	(288)	-	(288)
Interest on shareholders´ equity	17.c	-	-	-	(3,258)	-	(3,258)
Balances as of September 30, 2020		68,968	6,603	8,846	102,759	17,784	204,960

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

19

CI&T Software S.A.
Unaudited condensed consolidated statements of cash flows
For the nine-month periods ended September 30, 2021 and 2020
(In thousands of Brazilian reais – R$)

	Note	September 30, 2021	September 30, 2020
Cash flow from operating activities
Net profit for the period		82,129	98,253
Adjustments for:
Depreciation and amortization	9, 10, 11	30,102	22,452
Gain/loss on the sale of property, plant and equipment and intangible assets	9, 10	338	275
Interest, adjustment for inflation and exchange rate changes	12	25,998	9,161
Interest on lease	12	4,409	3,497
Unrealized gains on financial instruments		3,898	6,006
Income tax expenses		57,515	46,287
Provision for (reversal of) impairment losses on trade receivables and contract assets	7	2,030	5
Write-off (impairment) of intangible assets	10	21,818	-
Provision for labor risks	14	346	13
Share-based plan	16	694	733
Exchange rate changes on indemnity		-	(4,413)
Remeasurement of right-of-use assets	11	247	-
Others		(195)	(119)
Variation in operating assets and liabilities
Trade receivables		(87,669)	(30,283)
Contract assets		(67,530)	(16,272)
Other taxes recoverable		(13,260)	(4,548)
Tax assets		(2)	505
Judicial deposits		7	-
Suppliers		4,075	2,821
Salaries and welfare charges		43,788	38,889
Tax liabilities		(3,797)	(7,940)
Other taxes payable		1,448	2,295
Contract liabilities		(9,036)	(15,479)
Payment of share-based indemnity	16	(628)	(38,386)
Other receivables and payables, net		(6,538)	(11,047)
Cash generated from operating activities		90,187	102,705
Income tax paid		(44,468)	(30,128)
Interest paid on loans and borrowings	12	(2,296)	(2,243)
Interest paid on lease	12	(3,972)	(3,496)
Net cash from operating activities		39,451	66,838
Cash flows from investment activities
Acquisition of property, plant and equipment and intangible assets	9, 10	(22,112)	(16,422)
Business combinations	2	(650,000)	-
Net cash used in investment activities		(672,112)	(16,422)
Cash flow from financing activities
Share-based plan contributions	13	989	1,751
Dividends paid	17.c	(71,039)	(30,977)
Interest on equity, paid	17.c	(713)	(2,679)
Payment of lease liabilities	11	(12,407)	(12,070)
Proceeds from loans and borrowings	12	740,596	144,270
Payment of loans and borrowings	12	(71,702)	(69,242)
Net cash from financing activities		585,724	31,053
Net increase in cash and cash equivalents		(46,937)	81,469
Cash and cash equivalents as of January 1st		162,827	79,500
Exchange variation effect on cash and cash equivalents		(2,937)	(7,565)
Cash reduction due to spin-off effect		(7,752)	-
Cash increase due to business combination		8,216
Cash and cash equivalents as of September 30, 2021		113,417	153,404

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

20

CI&T Software S.A.
Unaudited condensed consolidated interim financial information

September 30, 2021 and 2020

Notes to the unaudited condensed consolidated interim financial information

(Amounts in thousands of Brazilian reais – R$, unless otherwise stated)

1            Reporting entity

CI&T Software SA (“Company”), headquartered at Rua Dr. Ricardo Benetton Martins, 1000, Pólis de Tecnologia, in the City of Campinas, State of São Paulo, Brazil, is mainly engaged in the development of customizable software through implementation of innovative software solutions, including Machine Learning, Artificial Intelligence (AI), Analytics, Cloud and Mobility technologies.

These unaudited condensed consolidated interim financial statements comprise the Company and its subsidiaries (collectively referred to as the “Group”).

  Corporate reorganization

  Merger in 2021

On April 30, 2021, at the Extraordinary Shareholders’ Meeting, shareholders approved the reverse merger of Hoshin Empreendimentos S.A. (“Hoshin”) into the Company. The purpose of this merger is to simplify the corporate structure of Hoshin and the Company and reduce the operational, administrative, and financial expenses of both. The transaction was accounted for at book value in the amount of R$108.

  Spin-off in 2021

At the Extraordinary Shareholders’ Meeting, held on April 30, 2021, shareholders approved the partial spin-off of the investment in the subsidiary CI&T IOT Comércio de Hardware e Software Ltda. (“CI&T IOT”) with transfer of its net equity to the Company’s shareholders. The valuation of the spin-off portion was carried out at book value based on the statement of financial position of CI&T IOT as of March 31, 2021.

2            Business combination

On June 26, 2021, the Company entered into a purchase agreement to acquire 100% of the shareholding control of Dextra Investimentos S.A. (“Dextra Holding”) and its subsidiaries (“Dextra Group”). On July 22, 2021, the transaction was approved by the Administrative Council for Economic Defense (CADE). All the conditions precedent were met on August 10, 2021, the date on which the closing term of the acquisition was formalized and the Company obtained the shareholding control of the Dextra Group. Dextra Group is primarily involved in customized software development.

Taking the shareholding control of the Dextra Group will enable the Company to increase the available talent pool. The acquisition is also expected to increase the Company’s customer relationship in Brazil.

This acquisition totaled R$800,000. The Company already paid R$650,000 on August 10, 2021 and the remaining balance of R$150,000 will be paid on the first anniversary of the closing date, subject to the application of any purchase price adjustments. In addition, prior to the one-year anniversary of the closing date, R$50,000 of the remaining amounts will become due and payable if the Company or its successors complete an Initial Public Offering. The Group revised the purchase price on the closing date based on the Agreement, and reduced the price based on the amount of R$16,427. Up to the date of issuance of the condensed consolidated interim financial information, this reduction is subject to review by the seller.

21

CI&T Software S.A.
Unaudited condensed consolidated interim financial information

September 30, 2021 and 2020

The amount of R$30,000 related to the remaining balance payable was retained for any materialized contingencies, which will be paid on the fifth anniversary of the closing date.

For the nine-month period ended September 30, 2021, Dextra Holding contributed with R$172,959 in revenue and R$32,351 in profit to the Group’s results. If the acquisition had occurred on January 1, 2021, Management estimates that consolidated revenue would have totaled R$1,160,545, and consolidated profit for the nine-month period ended September 30, 2021 would have totaled R$88,774. In determining these amounts, Management has assumed that the fair value adjustments, determined provisionally, on the acquisition date, would have been the same if the acquisition had occurred on January 1, 2021.

a)     Consideration transferred

The following table summarizes the fair value of each major class of consideration transferred on the acquisition date.

Cash	650,000
Accounts payable for business combination (note 15)	133,573
Accounts payable	96,664
Retained amount	30,000
Other	6,909
Total consideration transferred	783,573

b)     Acquisition-related cost

The Company incurred acquisition-related costs of R$2,109 on legal fees and due diligence costs. These costs have been recognized in “administrative expenses”.

c)      Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed on the acquisition date:

Assets	Fair value
Current
Cash and cash equivalents	8,216
Trade receivables	56,313
Recoverable taxes	1,668
Other assets	2,386
Current assets	68,583
Non-current
Recoverable taxes	3,932
Property, plant and equipment (note 9)	9,149
Intangible assets (i) (note 10)	148,523
Right-of-use assets (note 11)	5,414
Non-current assets	167,018
Total assets	235,601

22

CI&T Software S.A.
Unaudited condensed consolidated interim financial information

September 30, 2021 and 2020

Liabilities	Fair value
Current
Suppliers	5,627
Lease liabilities (note 12)	3,105
Salaries and welfare charges	23,436
Tax liabilities	10,569
Contract liabilities	1,933
Other liabilities	26
Current liabilities	44,696
Non-current
Other liabilities	18
Lease liabilities (note 12)	3,035
Non-current liabilities	3,053
Total liabilities	47,749
Total identifiable net assets acquired	187,852

(i) According to the purchase price on August 10, 2021:
Fair value
Network software (note 10)	191
Internally developed software (note 10)	22,613
Customer relationship (note 10)	88,961
Non-compete agreement (note 10)	16,257
Brands (note 10)	20,501
Total intangible assets at fair value (note 10)	148,523

Measurement of fair values

The following fair values have been determined on the assumptions:

  The fair value estimate for brands was calculated based on the “Relief from Royalty or Savings of Royalties” method, which estimates the asset's value based on hypothetical royalty payments that would be saved by the asset holder compared to what would be paid for licensing the asset owned by third parties, considering its useful life. The useful life for brands is 1.4 year.

  The fair value estimate for non-compete agreement was calculated based on the “With and Without” method. Its useful life is 5 years.

  The fair value estimate for customer relationship was calculated based on the multi-period excess earnings. Its useful life is 7.4 years.

23

CI&T Software S.A.
Unaudited condensed consolidated interim financial information

September 30, 2021 and 2020

d)     Goodwill

Goodwill arising from the acquisition has been recognized as follows.

	Note	Goodwill
Consideration transferred	2.a	783,573
Fair value of identifiable net assets	2.c	(187,852)
Goodwill (note 10)		595,721

The goodwill is attributable mainly to the skills and technical talent of Dextra’s work force and the synergies expected to be achieved from integrating the Company. The goodwill recognized is expected to be deductible for tax purposes during the merger, which is expected to occur on December 31, 2021.

3            Basis of accounting

These unaudited condensed consolidated interim financial statements for the nine-month period ended September 30, 2021 have been prepared in accordance with IAS 34 - Interim Financial Reporting and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended December 31, 2020. This financial information does not include all the information required for a complete set of financial statements prepared in accordance with IFRS Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

The issuance of these unaudited condensed consolidated interim financial information was authorized by Management on December 1, 2021.

Change in accounting policy

Except as described below, the accounting policies applied in these condensed consolidated interim financial information are the same as those applied in the Group’s consolidated financial statements as at and for the year ended December 31, 2020.

The change in accounting policy will also be reflected in the Group’s consolidated financial statements as at and for the year ending December 31, 2021.

The Group has initially adopted Interest Rate Benchmark Reform Phase 2 – Amendments to IFRS9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (the Phase 2 amendments) beginning January 1, 2021.

The Group applied the Phase 2 amendments retrospectively. However, in accordance with the exceptions permitted in the Phase 2 amendments, the Group has elected not to restate the prior period to reflect the application of these amendments, including not providing additional disclosures for 2020. There is no impact on opening equity balances as a result of the retrospective adoption of specific policies applicable beginning January 1, 2021 for interest rate benchmark reform.

24

CI&T Software S.A.
Unaudited condensed consolidated interim financial information

September 30, 2021 and 2020

Specific policies applicable beginning January 1, 2021 for interest rate benchmark reform

The Phase 2 amendments provide practical relief from certain requirements in IFRS Standards. These reliefs relate to modifications of financial instruments and hedging relationships triggered by a replacement of a benchmark interest rate in a contract with a new alternative benchmark rate.

If the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changes as a result of interest rate benchmark reform, then the Group updates the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:

  the change is necessary as a direct consequence of the reform; and

  the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e. the basis immediately before the change.

If changes are made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, then the Group first updates the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. Subsequently, the Group applies the policies on accounting for modifications set out above to the additional changes.

The amendments also provide for an exception to use a revised discount rate that reflects the change in interest rate when remeasuring a lease liability because of a lease modification that is required by interest rate benchmark reform.

Finally, the Phase 2 amendments provide for a series of temporary exceptions from certain hedge accounting requirements when a change required by interest rate benchmark reform occurs to a hedged item and/or hedging instrument that permits the hedge relationship to be continued without interruption. The Group applies the following reliefs as and when uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the hedged item or hedging instrument:

  the Group amends the designation of a hedging relationship to reflect changes that are required by the reform without discontinuing the hedging relationship; and

  when a hedged item in a cash flow hedge is amended to reflect the changes that are required by the reform, the amount accumulated in the cash flow hedge reserve is deemed to be based on the alternative benchmark rate on which the hedged future cash flows are determined.

While uncertainty persists in the timing or amount of the interest rate benchmark-based cash flows of the hedged item or hedging instrument, the Group continues to apply the existing accounting policies.

25

CI&T Software S.A.
Unaudited condensed consolidated interim financial information

September 30, 2021 and 2020

4            Functional and presentation currency

These unaudited condensed consolidated interim financial statements are presented in Brazilian reais, which is the Group's functional currency. All balances are rounded to the nearest thousands, except when otherwise indicated.

The main exchange rates used in the preparation of the Group's financial statements are Brazilian reais, US dollar, Yen, Euro and Australian dollar, as the Company’s subsidiaries have the following functional currencies: CI&T Inc has the local currency, the US dollar, as its functional currency; CI&T Japan Inc has the local currency, Yen, as its functional currency; CI&T Portugal has the local currency, Euro, as its functional currency; and CI&T Australia has the local currency, Australian dollar, as its functional currency.

5            Use of judgments and estimates

In preparing these unaudited condensed consolidated interim financial statements, Management has made judgments and estimates that affect the application of the Group's accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. The revisions to estimates are recognized prospectively.

  Judgments

Information about judgments made in the application of accounting policies that have significant effects on the amounts recognized in the financial statements are included in the following notes:

  Note 11 - lease term: whether the Group is reasonably certain to exercise extension options.
  Note 18 - revenue recognition: whether service revenue is recognized over time or at point in time.
  Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes:

  Notes 2 – acquisition of subsidiary: fair value of the consideration transferred, fair value of the assets acquired, and liabilities assumed.
  Measurement of fair values

Several Group’s accounting policies and disclosures require the measurement of fair values for both financial and non-financial assets and liabilities.

The Group has established a control framework with respect to the measurement of fair value that includes the review of significant fair value measurements, significant unobservable data and valuation adjustments. If third-party information, such as broker quotes or pricing services, is used to measure fair values, the valuation team assesses the evidence obtained from third parties to support the conclusion that such valuations meet the requirements of the accounting standards, including the level in the fair value hierarchy in which the valuations should be classified.

26

CI&T Software S.A.
Unaudited condensed consolidated interim financial information

September 30, 2021 and 2020

When measuring the fair value of an asset or a liability, the Group uses observable market data as much as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

  Level 1: Quoted prices (not adjusted) in active markets for identical assets or liabilities.
  Level 2: Inputs, except for quoted prices, included in Level 1, which are observable for the asset or liability, either directly (prices) or indirectly (derived from prices).
  Level 3: Inputs for the asset or liability, which are not based on observable market data (unobservable inputs).

Additional information on the assumptions used to measure fair values is included in the following notes:

  Note 16 – share-based payment arrangements on the grant date;
  Note 23 – financial instruments; and
  Note 2 – acquisition of subsidiary.

6            Cash and cash equivalents

	September 30, 2021	December 31, 2020
Cash and cash equivalents	54,612	59,640
Financial investments	58,805	103,187
Total	113,417	162,827

Financial investments are represented by fixed income securities, with interest rate ranking from 99% to 103% on September 30, 2021 (97% to 101% as of December 31, 2020) of the changes of Interbank Deposit Certificate (CDI) variation - which (i) Management expects to use for short-term commitments; (ii) present daily liquidity; and (iii) are readily convertible into a known amount of cash, subject to an insignificant risk of change in value.

7            Trade receivables

The balances of trade receivables are presented, as follows:

	September 30, 2021	December 31, 2020
Trade receivables - Domestic market	68,955	32,275
Trade receivables - Foreign market	251,810	164,673
(-) Expected credit losses	(2,365)	(692)
Trade receivables, net	318,400	196,256

The balances of trade receivables by maturity date are as follows:

	September 30, 2021	December 31, 2020
Not due	302,586	167,939
Overdue:
From 1 to 60 days (1)	14,405	28,012
61 to 360 days	3,068	939
Over 360 days	706	58
	320,765	196,948

(1)	As of September 30, 2021, the balance of trade receivables overdue from 1 to 60 days of R$14,405 (R$28,012 as of December 31, 2020) refers to a series of individual clients who have no recent history of default. The Group considers these extensions and delays as expected in its credit risk analysis.

27

CI&T Software S.A.
Unaudited condensed consolidated interim financial information

September 30, 2021 and 2020

The movement of impairment loss on trade receivables is as follows:

Balance as of December 31, 2020	(692)
Provision	(1,865)
Reversal	753
Addition due to business combination	(541)
Exchange rate changes	(20)
Balance as of September 30, 2021	(2,365)
Balance as of January 1, 2020	(246)
Provision	(1,453)
Reversal	835
Exchange rate changes	(22)
Balance as of September 30, 2020	(886)

8            Other assets

	September 30, 2021	December 31, 2020
Prepaid expenses (a)	26,601	13,221
Security deposit	1,907	1,402
Advances to suppliers	543	673
Other	948	72
Total	29,999	15,368

Current	27,696	12,874
Non-current	2,303	2,494
Total	29,999	15,368

(a)                  Prepaid expenses are mostly comprised of prepaid insurance, consulting, software support prepayments and costs directly attributable to secondary public share offerings. The variation in the balance of prepaid expenses resulted mainly from acquisition costs and costs directly attributable to secondary public share offerings.

9            Property, plant and equipment

.	September 30, 2021	December 31, 2020
IT equipment	33,773	15,407
Furniture and fixtures	6,419	6,364
Vehicles	-	27
Hardware devices	-	291
Leasehold improvements (*)	14,850	16,460
Property, plant and equipment in progress	678	222
Total	55,720	38,771

(*) Improvements are depreciated on a straight-line basis based on the remaining time of the lease agreement.

28

CI&T Software S.A.
Unaudited condensed consolidated interim financial information

September 30, 2021 and 2020

The changes in the balances are as follows:

.	IT equipment	Furniture and fixtures	Vehicles	Leasehold improvements	In progress	Hardware devices	Total
Cost:
Balance as of January 1, 2020	24,013	11,903	295	22,345	14	-	58,570
Exchange rate changes	1,515	1,006	73	1737	-	-	4,331
Additions	7,843	1,291	-	447	5,674	-	15,255
Disposals	(1,480)	(409)	(176)	(1,349)	(58)	-	(3,472)
Transfers	-	3	-	5,622	(5,625)	-	-
Balance as of September 30, 2020	31,891	13,794	192	28,802	5	-	74,684
Balance as of December 31, 2020	34,852	12,941	86	28,292	222	487	76,880
Exchange rate changes	(115)	135	-	547	25	-	592
Spin-off	(128)	(4)	-	-	(313)	(625)	(1,070)
Addition due to business combination (note 2.c)	7,379	1,018	-	752	-	-	9,149
Additions	17,817	86	-	50	889	138	18,980
Disposals	(302)	(176)	(86)	(819)	(70)	-	(1,453)
Transfers	-	-	-	75	(75)	-	-
Balance as of September 30, 2021	59,503	14,000	-	28,897	678	-	103,078
Depreciation:
Balance as of January 1, 2020	(15,092)	(5,680)	(109)	(9,761)	-	-	(30,642)
Exchange rate changes	(724)	(279)	(32)	(266)	-	-	(1,301)
Additions	(3,932)	(1,232)	(43)	(2,434)	-	-	(7,641)
Disposals	1,466	346	27	1,327	-	-	3,166
Balance as of September 30, 2020	(18,282)	(6,845)	(157)	(11,134)	-	-	(36,418)
Balance as of December 31, 2020	(19,445)	(6,577)	(59)	(11,832)	-	(196)	(38,109)
Exchange rate changes	217	(50)	-	(316)	-	-	(149)
Investment spin-off	10	2	-	-	-	280	292
Additions	(6,613)	(1,111)	(5)	(2,718)	-	(84)	(10,531)
Disposals	101	155	64	819	-	-	1,139
Balance as of September 30, 2021	(25,730)	(7,581)	-	(14,047)	-	-	(47,358)
Balance as of:
September 30, 2020	13,609	6,949	35	17,668	5	-	38,266
September 30, 2021	33,773	6,419	-	14,850	678	-	55,720

The Group does not have property, plant or equipment pledged as collateral.

29

CI&T Software S.A.
Unaudited condensed consolidated interim financial information

September 30, 2021 and 2020

10            Intangible assets

.	September 30, 2021	December 31, 2020
Network software	2,465	1,096
Internally developed software (i)	3,892	2,385
Software in progress	678	115
Customer relationship	87,215	-
Non-compete agreement	14,655	-
Brands	18,392	-
Subtotal	127,297	3,596
Goodwill (ii)	618,469	14,570
Total	745,766	18,166

(i)            Refers to internal expenses with software development to be sold by the Group and also for internal use.

(ii)          Refers to goodwill arising from: i) acquisition of CI&T IN Software Ltda., which was merged into the Company in 2014 in the amount of R$2,871; ii) acquisition of CI&T Japan Inc. in 2015 in the amount of R$730; iii) acquisition of Comrade Inc. in 2017, in the amount of R$17,608, which was merged in 2018, into the subsidiary CI&T Inc; iii) acquisition of Dextra Technologies S.A., on August 10, 2021, in the amount of R$595,721 (note 2.d).

The change in the balances of intangible assets  as follows:

	Network software	Internally developed software	Software in progress	Customer relationship	Non-compete agreement	Brands	Goodwill	Total
Cost:
Balance as of January 1, 2020	9,108	11,444	445	-	-	-	14,570	35,567
Exchange rate changes	124	-	-	-	-	-	-	124
Additions	172	337	658	-	-	-	-	1,167
Disposals	(16)	-	-	-	-	-	-	(16)
Transfers	-	527	(527)	-	-	-	-	-
Balance as of September 30, 2020	9,388	12,308	576	-	-	-	14,570	36,842
Balance as of December 31, 2020	9,732	13,351	115	-	-	-	14,570	37,768
Additions due to business combination (notes 2.c and 2.d)	191	22,614	-	88,961	16,257	20,501	595,721	744,245
Exchange rate changes	18	-	-	-	-	-	8,178	8,196
Additions	1,790	866	476	-	-	-	-	3,132
Write-off (a)	-	(20,647)	-	-	(2,795)	-	-	(23,442)
Transfers	-	(87)	87	-	-	-	-	-
Balance as of September 30, 2021	11,731	16,097	678	88,961	13,462	20,501	618,469	769,899

30

Amortization:
Balance as of January 1, 2020	(7,535)	(9,486)	-	-	-	-	-	(17,021)
Exchange rate changes	(85)	-	-	-	-	-	-	(85)
Additions	(544)	(1,109)	-	-	-	-	-	(1,653)
Write-off	16	-	-	-	-	-	-	16
Balance as of September 30, 2020	(8,148)	(10,595)	-	-	-	-	-	(18,743)
Balance as of December 31, 2020	(8,636)	(10,966)	-	-	-	-	-	(19,602)
Exchange rate changes	(14)	-	-	-	-	-	-	(14)
Additions	(616)	(1,242)	-	(1,746)	(431)	(2,109)	-	(6,144)
Write-off (a)	-	3	-	-	1,624	-	-	1,627
Balance as of September 30, 2021	(9,266)	(12,205)	-	(1,746)	1,193	(2,109)	-	(24,133)
Balance at:
December 31, 2020	1,240	1,713	576	-	-	-	14,570	18,099
September 30, 2021	2,465	3,892	678	87,215	14,655	18,392	618,469	745,766

(a) After the consummation of the Dextra acquisition, the Group decided to discontinue the investment in the intangible assets, acquired in the business combination and initially recognized as internally developed software, in the amount of R$20,647, due to growth strategies in the digital transformation market, with the purpose more directed to the development of customized and on demand software for customers. The residual amount with respect to a non-compete agreement, in the amount of R$1,171, was also recognized as impairment. The total amount of impairment loss of intangible assets was recognized in line item “Other income (expenses), net” (note 19.1), in the amount of R$21,818, as of September 30, 2021.

Impairment test – Goodwill

For the year ended on December 31, 2020, Management did not identify any indicator of impairment of intangible assets and goodwill. During the period ended September 30, 2021, Management did not identify factors that could significantly change the assumptions used in the annual impairment analysis and, therefore, did not identify any indicator of impairment of intangible assets and goodwill, except for the write-off of intangible described above.

11            Leases

  Right-of-use assets

.	September 30, 2021	December 31, 2020
Properties	72,706	66,459
Vehicles	2,148	2,809
IT equipment	284	497
Total	75,138	69,765

Some Group’s leases have the option of an extension that can be exercised for an indefinite period, and in these cases the Group has already considered in the measurement of the lease amounts the extensions that are reasonably certain to be exercised.

31

CI&T Software S.A.

Unaudited condensed consolidated interim financial information

September 30, 2021 and 2020

The Group applies the short-term lease recognition exemption to its short-term leases of properties (those leases that have a lease term of 12 months or less). It also applies the lease of low-value assets recognition exemption to leases that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expenses on a straight-line basis. The remained rental expenses for the period totaled R$3,874 as of September 30, 2021 and R$3,006 as of September 30, 2020.

The changes in the balances of the right-of-use are:

. Cost:	Properties	Vehicles	IT equipment	Total
Balance as of December 31, 2020	88,549	5,008	851	94,408
Addition due to business combination (note 2.c)	5,414	-	-	5,414
Foreign currency difference	1,584	3	-	1,587
Additions	10,656	1,109	-	11,765
Derecognition of right-of-use assets	(1,364)	(1,359)	-	(2,723)
Remeasurement of right-of-use assets	1,377	-	-	1,377
Balance as of September 30, 2021	106,216	4,761	851	111,828

Balance as of January 1, 2020	84,324	3,213	851	88,388
Foreign currency difference	11,557	27	-	11,584
Additions	11,626	1,366	-	12,992
Derecognition of right-of-use assets	(16,387)	(158)	-	(16,545)
Balance as of September 30, 2020	91,120	4,448	851	96,419

Depreciation:

Balance as of December 31, 2020	(22,090)	(2,199)	(354)	(24,643)
Foreign currency difference	(555)	(1)	-	(556)
Depreciation	(11,747)	(1,467)	(213)	(13,427)
Derecognition of right-of-use assets	1,155	1,054	-	2,209
Remeasurement of right-of-use assets	(273)	-	-	(273)
Balance as of September 30, 2021	(33,510)	(2,613)	(567)	(36,690)

Balance as of January 1, 2020	(13,434)	(985)	(71)	(14,490)
Foreign currency difference	(1,699)	(7)	-	(1,706)
Depreciation	(11,785)	(1,161)	(212)	(13,158)
Derecognition of right-of-use assets	6,268	85	-	6,353
Balance as of September 30, 2020	(20,650)	(2,068)	(283)	(23,001)

Net balance as of:
September 21, 2021	72,706	2,148	284	75,138
December 31, 2020	66,459	2,809	497	69,765

32

CI&T Software S.A.

Unaudited condensed consolidated interim financial information

September 30, 2021 and 2020

  Lease liabilities

	Average discount rate (per year)	September 30, 2021	December 31, 2020
Properties	7.56% (2020, 7.56%)	80,404	71,765
Vehicles	12.69% (2020, 12.69%)	2,250	2,940
IT equipment	7.70% (2020, 7.70%)	310	523
Total		82,964	75,228
Current		20,952	14,569
Non-current		62,012	60,659
Total		82,964	75,228

The change in lease liabilities is recognized in the reconciliation of change in liabilities to cash flows in note 12.

12            Loans and borrowings

Loans and borrowings operations can be summarized as follows:

.	Currency	Average interest rate per year (%)	Maturity	September 30, 2021	December 31, 2020
Itaú (i)	USD	4.82% p.a.	2022	3,271	5,936
Santander Bank S/A	BRL	12.87% p.a.	2021	-	33
Bradesco (i)	BRL	CDI + 3.57% / CDI + 1.10%	2021/2023	14,681	52,081
Banco do Brasil	USD	0.0305	2021	-	20,748
HSBC - CI&T Inc.	USD	Prime rate + 1%	2021	-	10,432
Citibank - CI&T Inc.	USD	Libor 3 months rate + 1.90%	2022	10,936	-
Banco do Brasil (ii)	USD	2.37% p.a.	2022	54,791	-
Citibank (ii)	USD	2.28% p.a. / 2.30% p.a.	2022	27,452	-
Santander Bank S/A	BRL	CDI + 1.60%	2026	202,910	-
Bradesco (i)	BRL	CDI + 1.75%	2026	304,167	-
Citibank	USD	Libor 3 months rate + 2.07%	2026	163,939	-
Total				782,147	89,230

(i)  Export credit note - NCE: Refers to financing to export software development services.

(ii) Advance on Foreign Exchange Contract (ACC).

Such balances were included as current and non-current borrowings in the consolidated statement of financial position as follows:

.	September 30, 2021	December 31, 2020
Current	138,694	75,377
Non-current	643,453	13,853
Total	782,147	89,230

33

CI&T Software S.A.

Unaudited condensed consolidated interim financial information

September 30, 2021 and 2020

The principal balances of long-term loans and borrowings as of September 30, 2021 mature as follows:

2022	22,957
2023	111,376
2024	142,356
2025	195,873
2026	170,891
Non-current liabilities	643,453

The reconciliation of change in liabilities to cash flows arising from financing activities is shown below:

	Liabilities	Leases	Net equity	Total
	Loans and borrowings	Leases (note 11.b)	Reserves
Balance as of December 31, 2020	89,230	75,228	116,072	280,530
Changes in cash flow from financing activities
Proceeds from loans and borrowings	740,596	-	-	740,596
Loans, borrowings and lease liabilities payments	(71,702)	(12,407)	-	(84,109)
Share-based plan contributions	-	-	989	989
Interest on equity paid	-	-	(713)	(713)
Dividends paid (note 17.c)	-	-	(71,039)	(71,039)
Total changes in cash flow from financing activities	668,894	(12,407)	(70,763)	585,724
Exchange rate changes	321	1,130	-	1,451
Other changes - liabilities
Additions due to business combination (note 2.c)	-	6,139	-	6,139
New leases	-	11,765	-	11,765
Remeasurement	-	1,351		1,351
Interest expenses	10,184	4,409	-	14,593
Interest paid	(2,296)	(3,972)	-	(6,268)
Other borrowing/lease costs	15,814	(192)	-	15,622
Lease write-offs	-	(487)	-	(487)
Total other changes - liabilities	23,702	19,013	-	42,715
Total other changes - equity	-	-	109,868	109,868
Balance as of September 30, 2021	782,147	82,964	155,177	1,020,288

34

CI&T Software S.A.

Unaudited condensed consolidated interim financial information

September 30, 2021 and 2020

	Liabilities	Leases	Net equity	Total
	Loans and borrowings	Leases (note 11.b)	Reserves
Balance as of January 1, 2020	27,849	77,393	36,937	142,179
Changes in cash flow from financing activities
Proceeds from loans and borrowings	144,269	-	-	144,269
Loan and borrowings payments, and lease payments	(88,107)	(15,500)	-	(103,607)
Interest on capital paid	-	-	(4,276)	(4,276)
Dividends paid	-	-	(30,977)	(30,977)
Total changes in cash flow from financing activities	56,162	(15,500)	(35,253)	5,409
Exchange rate changes	1,310	7,657	-	8,967
Other changes - liabilities
New leases	-	16,715	-	16,715
Interest expenses	5,281	5,023	-	10,304
Interest paid	(3,880)	(5,023)	-	(8,903)
Other borrowing costs	2,508	-		2,508
Lease write-offs	-	(11,037)	-	(11,037)
Total other changes - liabilities	3,909	5,678	-	9,587
Total other changes - equity	-	-	114,388	114,388
Balance as of December 30, 2020	89,230	75,228	116,072	280,530

Loans and borrowings covenants

The loans and borrowings are subject to covenants, which establish the early maturity of debts. Early maturity of the loans could be caused by:

—	Disposal, merger, incorporation, spin-off, or any other corporate reorganization process that implies a change in the shareholding control, except for the prior consent from the creditor, and if it does not affect the liquidity capacity of this instrument;
—	Failure to send the annual financial statements within 180 days of the fiscal year-end;
—	Public notice of default before a relevant notary office, in the amount of R$500,000, unless it has been proved to the creditor that the public note was issued due to a third-party mistake or bad faith, the public note of default was canceled, or the payment of the relevant debt was deposited in court within 30 days from such public notice default.

35

CI&T Software S.A.

Unaudited condensed consolidated interim financial information

September 30, 2021 and 2020

13            Salaries and welfare charges

0	September 30, 2021	December 31, 2020
Accrued vacation and charges	77,670	50,064
Accrued (13th) salary	14,752	-
Bonus	54,002	52,312
Salaries	25,296	15,258
Withholding income tax	12,030	10,604
Social security tax	10,162	5,929
Others	20,151	7,627
	214,063	141,794

The table below shows the movement of the bonus accrual:

	2021
	Balance as of January 31, 2021	Addition	Payment	Balance as of September 30, 2021
Bonus	52,312	53,610	(51,920)	54,002

	2020
	Balance as of January 1, 2020	Addition	Payment	Balance as of September 30, 2020
Bonus	26,016	43,072	(28,698)	40,390

14            Provisions

The Group is involved in tax and labor lawsuits that were considered probable losses and are accrued for according to the table below:

0	Balance as of January 1, 2020	Provisions for the six-month period	Balance as of September 30, 2020	Provisions	Reversal	Balance as of December 31, 2020	Provisions	Balance as of September 30, 2021
Tax	10	1	11	-	-	11	104	115
Labor	163	1	164	11	(25)	150	242	392
Total provisions	173	2	175	11	(25)	161	346	507

The main labor lawsuits referred to above refer to the compliance with minimum quota of employees with disabilities and lack of control over working hours.

As of September 30, 2021, the Group’s judicial deposits totaled R$3,075 (R$3,083 as of December 31, 2020), recognized in the statement of financial position, in non-current assets. Of this amount, R$2,933 (R$2,932 as of December 31, 2020) refers to tax lawsuits and R$142 (R$151 as of December 31, 2020) refers to labor lawsuits.

36

CI&T Software S.A.

Unaudited condensed consolidated interim financial information

September 30, 2021 and 2020

Proceedings whose likelihood of loss is possible

The Group has contingent liabilities in connection with the lawsuits arising from the normal course of business. Additionally, the Group is a party to civil, labor and tax lawsuits, whose likelihood of loss is possible, for which no provision was recorded, in the amount of R$4,114, as of September 30, 2021 (R$215 as of December 31, 2020).

These lawsuits assessed as possible loss refer to:

(i)	The labor infraction notices that addresses the hiring of employees with disabilities. The Group filed an administrative defense, but the notice was maintained. In February 2019, the Group appealed at administrative level and is awaiting the review.

(ii)	Labor lawsuits related to health hazard bonus, and the respective effects on other labor costs, in addition to the payment of indemnity for moral damages.

(iii)	Tax lawsuits related to non-contribution tax credits referring to payroll in the period from January 1 to December 31, 2011.

(iv)	Tax lawsuits regarding income tax debts in 2010, 2013, 2014 and 2016.

15            Accounts payable for business combination

September 30, 2021
Acquisition cost	96,664
Retained amount	30.000
Other	6.909
133,573

Current	97,701
Non-current	35.872
Total	133,573

Refers to the remaining balance payable for the acquisition of Dextra Holdings, as described in note 2, amounting to R$133,573, of which R$30,000 was retained for contingencies and R$6,909 was allocated to former managers.

16            Employee benefits

The Group provides its employees with benefits from medical care, dental care and life insurance during their employment. These benefits are borne by the Group and according to the category of health plans elected, with a consideration borne by the employee.

The Group has no additional post-employment obligation, as well as no other long-term benefits, such as time-of-service leave and other time-service benefits.

16.1            Stock option plan

  Plan in force

On March 30, 2020, the Board of Directors approved the 1st and 2nd stock option programs and, on February 26, 2021, approved the 3rd and 4th stock option programs, through which elected executives were granted the option that confers the right to exercise the stock purchase, subject to certain conditions under “Stock Option Plan”, with the option to settle in equity and cash.

37

CI&T Software S.A.

Unaudited condensed consolidated interim financial information

September 30, 2021 and 2020

Stock option program (equity settled)

The following are the general conditions of the Group’s stock option plan:

Characteristics of the plans:			Equity settled
	1st and 2nd Programs		3rd Program	4th Program
Grant date	01/04/2020		01/04/2021	01/04/2021
Exercise period	6.8 years	(i)	5.8 years	5.8 years	(i)
Exercise	-	(i)	-	-	(i)
Limit date	01/01/2027	(i)	01/01/2027	01/01/2027	(i)

Activity of stock option number
(+) Total number of granted options	57,830		6,686	2,756
(-) Number of options not exercised	57,830	(i)	6,686	2,756	(i)
(=) Number of outstanding options as of 09/30/2021	57,830		6,686	2,756
(=) Number of exercisable options as of 09/30/2021	-		-	-

Inputs used in the measurement
Exercise price (in Brazilian reais)	653.21	(ii)	1,352.00	1,352.00	(ii)
Share price on the grant date (in Brazilian reais)	528.78	(v)	1.148.35	1,148.35	(vi)
Volatility (% p.a.)	24.19%	(iv)	27.73%	27.73%	(iv)
Interest rate (% p.a.)	1.53%		2.66%	2.66%
Option value (in Brazilian reais)	32.75	(iii)	123.66	126.24	(iii)
Remaining average term (expected lifetime)	3.7 years	(vii)	4.3 years	4.3 years

Effects on income for the year:
Total expenses attributed to the granting of options (R$)	1,895		827	348
Distribution:
2020	142		-	-
Expenses incurred untilthrough September 30, 2021 (R$)	159		107	34
Expenses to incur	1,594		720	314

(i)	Conditional upon the grace period and assuming the possibility of anticipated vesting in face of a liquidity event.
(ii)	Price established was based on valuation at the time the options are granted.
(iii)	Fair value based on the Black-Scholes method.
(iv)	The expected volatility was estimated based on the historical volatility of the comparable Companies share price.
(v)	The share price was determined based on a transaction involving the sale of the Company’s shares.
(vi)	The share price was determined based on valuation prepared by the Group.
(vii)	Average calculated considering that, according to the definition of the plan, 25% of the options can be exercised before the vesting period.

The Board of Directors is entitled to select the participants of the program, at its sole discretion, among the Management, executives, employees and service providers of the Company and its subsidiaries. Additionally, the Board of Directors defines the terms of each program, when the option granted to the participants will become eligible for exercise (“vesting period”), including the possibility of anticipating the vesting period.

38

CI&T Software S.A.

Unaudited condensed consolidated interim financial information

September 30, 2021 and 2020

The fair value of the stock options granted is estimated on the grant date, based on the Black-Scholes model, which considers the terms and conditions for granting the shares.

The exercise price of the options is R$653.21 for the 1st and 2nd programs and R$1,352.00 for the 3rd and 4th programs, to be updated according to the official national price index (IPCA / IBGE). The participants must pay the exercise price in cash and the program does not provide for alternatives for paying cash back to participants.

In the nine-month period ended September 30, 2021, the Group recognized in the statement of profit or loss an amount of R$693 (R$730 as of September 30, 2020), see details in item “e”.

  Stock option program (settled in cash)

The amount to be settled in cash is based on the increase of the Group’s share price between the grant date and the exercise date.

.	Payable in cash
Granting date	01/04/2020
Exercise period	6.8 years	(i)
Exercise date	-	(i)
Limit date for exercising the options	01/01/2027	(i)
Total number of options granted	1,024
Liabilities carrying amount as of September 30, 2021	187

(i)            Conditional upon the grace period and assuming the possibility of anticipated vesting in face of a liquidity event.

  Canceled plans

On August 31, 2013, the Group approved the stock option plan, through which the executive officers elected by the Board of Directors were granted the possibility of acquisition of the Company’s shares, subject to certain conditions (“Stock Option Plan”).

The Extraordinary Shareholders’ Meeting (“EGM”), held on November 13, 2019, approved the cancellation of all programs and contracts of the Group’s Stock Option Plan, approved at the Company’s Extraordinary Shareholders’ Meeting of May 31, 2013, so that all options to purchase the shares issued by the Group granted to beneficiaries, exercisable or not, were canceled, with no effect for all legal purposes. On November 13, 2019, the Group unilaterally canceled the share-based payment plan, according to the EGM held on that date.

On December 19, 2019, at the Board of Directors’ meeting, the Group and the beneficiaries of the extinguished plan approved the Transaction and Settlement Agreement and Other Covenants, which includes the indemnities to be paid in the amount of R$44,000, granting full discharge to the Group of any right related to the Plan.

In 2020, the agreements were ratified and paid, in the total amount of R$43,354, of which R$39,796 for the interim period from January to September 2020. The remaining amount, of R$628, was approved and paid in July 2021.

39

CI&T Software S.A.

Unaudited condensed consolidated interim financial information

September 30, 2021 and 2020

  Shares granted to executives officers

The Company granted to the former controlling shareholders of the subsidiary Comrade, Inc. (later merged into CI&T, Inc.) the right to receive 16,530 shares. Comrade’s shareholders became executives of the Group, and the granting of the shares is conditioned to continuing employment in the Group for a period of four years from the acquisition date of Comrade. The fair value of the shares was estimated on the acquisition date of the subsidiary, using the “Black-Scholes” pricing model, in the amount of R$5,120.

As of September 30, 2021, the impact on profit or loss totaled R$246 (R$645 as of September 30, 2020), see details below in item “e” – expenses recognized in profit or loss.

  Expenses recognized in profit or loss

0	September 30, 2021	September 30, 2020
Plan in force:
Equity settled	300	85
Cash settled	147	-
Shares granted to executives officers (note d)	246	645
Expenses recognized in profit or loss	693	730
Other effects in shareholders’ equity	989	1,751
Total	1,682	2,481
(-) Cash settled	(147)	-
Exchange rate changes	3	10
Total shareholders’ equity	1,538	2,491

17            Net equity

  Share capital

As of September 30, 2021, the capital stock consists of 1,760,539 (1,760,538 as of December 31, 2020) common shares with no par value, in the total amount of R$59,542 (R$68,968 as of December 31, 2020).

The Extraordinary Shareholders’ Meeting, held on April 30, 2021, approved the reverse merger of the Hoshin Empreendimentos S.A (“Hoshin”) into the Company, according to note 1.b (i). As a result of the merger, capital increased by R$108, which was partially allocated to the capital reserve, and the remaining amount, of R$1, was allocated to the Company's share capital. The shares held by Hoshin were extinguished and transferred to its sole shareholder Java Fundo de Investimento em Participações Multiestratégia. The Company issued 744,216 shares in replacement of the shares held by Hoshin and one share as a result of the capital increase, which resulted in an increase in common shares from 1,760,538 to 1,760,539.

The Extraordinary Shareholders’ Meeting, held on April 30, 2020, also approved the spin-off of the subsidiary CI&T IOT Comércio de Hardware e Software Ltda., in the amount of R$9,426, according to note 1.b (ii), which resulted in a decrease in share capital from R$68,968 to R$59,542, not subject to cancellation of shares, as the shares issued by the Company have no par value.

The Company’s shareholding structure is as follows:

40

CI&T Software S.A.

Unaudited condensed consolidated interim financial information

September 30, 2021 and 2020

Shareholders	September 30, 2021	December 31, 2020
	Ordinary shares
Hoshin Empreendimentos S.A.	-	42.3%
Java Fundo de Investimento em Participações Multiestratégia	42.3%	-
BGN Participações – Eireli	13.2%	13.2%
Cesar Nivaldo Gon	20.1%	20.1%
Fernando Matt Borges Martins	19.6%	19.6%
Minority shareholders	4.8%	4.8%

Capital reserve

Relates to the stock option plans (see note 16.1).

  Earnings reserves

Earnings reserves are composed as follows:

	September 30, 2021	December 31, 2020
Legal reserve	13,793	13,793
Earnings retention reserves	132,377	95,515
Total retained earnings	146,170	109,308

(i)            Legal reserve

A legal reserve comprises 5% of the net profit of each year, up to the limit of 20% of the share capital. The Group may not constitute the legal reserve in the year in which the balance of the legal reserve plus the capital reserves exceeds 20% of the share capital.

The legal reserve can only be used to offset losses or increase capital. As of December 31, 2020, the reserve was recognized at the percentage of 20% of the share capital.

(ii)            Retained earnings reserve

Reserve for investments in the acquisition of IT equipment and research and development, approved by the Extraordinary Shareholders’ Meeting.

  Dividends and interest on equity

The following table shows the movement of dividends and interest on equity liability:

0	January 1, 2020	Additions	Payments	Withholding income tax	December 31, 2020	Additions	Withholding income tax	Payments	September 30, 2021
Dividends	14,714	46,940	(30,977)	-	30,677	40,363	-	(71,040)	-
Interest on equity	-	4,276	(3,635)	(641)	-	4,757	(713)	-	4,044
	14,714	51,216	(34,612)	(641)	30,677	45,120	(713)	(71,040)	4,044

On April 30, 2021, the Extraordinary Shareholders’ Meeting approved the distribution of additional dividends on profit for the year ended 2020 in the amount of R$ 40,363. As of June 28, 2021, the Company paid the amount of R$71,040 related to the profit for the year ended 2020. Dividends declared and paid totaled R$17.60 per common share in 2020.

41

CI&T Software S.A.

Unaudited condensed consolidated interim financial information

September 30, 2021 and 2020

On April 30, 2021, the Shareholders’ Meeting approved the monthly provision for interest on equity up to the annual limit of R$6,288. As of September 30, 2021, the Company recognized the amount of R$4,757.

  Other comprehensive income

Accumulated translation adjustments include all foreign currency translation differences on investments abroad.

18            Net operating revenue

The Group generates revenue primarily through the provision of services described in the table below, which is summarized by nature:

.	Period endedSeptember 30, 2021	Quarter ended September 30, 2021	Period ended September 30, 2020	Quarter ended September 30, 2020
Software development revenue	952,745	364,626	639,608	230,302
Software maintenance revenue	20,194	6,667	23,985	7,641
Revenue from software license agent	1,244	209	1,487	408
Consulting revenue	11,641	3,924	23,516	4,334
Other revenue	1,762	544	2,556	212
Total net revenue	987,586	375,970	691,152	242,897

The following table sets forth the net revenue by industry vertical for the periods/quarters indicated:

.	Period ended September 30, 2021	Quarter ended September 30, 2021	Period ended September 30, 2020	Quarter ended September 30, 2020
By Industry Vertical
Financial services	345,073	134,984	230,400	85,541
Food and beverages	250,426	78,258	175,796	66,366
Pharmaceuticals and cosmetics	139,107	51,503	97,070	34,012
Technology, media and telecom	108,006	45,515	56,395	17,181
Retail and manufacturing	55,140	20,930	65,538	20,188
Education and services	40,096	16,458	31,626	9,557
Others	49,738	28,322	34,327	10,052
Total net revenue	987,586	375,970	691,152	242,897

Contract assets

Contract assets relate mainly to the Group’s rights to consideration for services performed, which control has been transferred to the client, but not invoiced on the reporting date. Contract assets are transferred to receivables when the Group issues an invoice to the client.

The balances from contract assets are shown and segregated in the statement of financial position as follows:

42

CI&T Software S.A.

Unaudited condensed consolidated interim financial information

September 30, 2021 and 2020

.	Period ended September 30, 2021	Period ended September 30, 2020
Local market	113,463	35,364
Foreign market	35,738	15,936
(-) Expected credit losses from contract assets	(1,598)	(675)
Total	147,603	50,625

The movement of expected credit losses of contract assets, is as follows:

Balance as of January 1, 2020	(805)
Provision (reversal)	635
Effect of movements in exchange rates	(111)
Balance as of September 30, 2020	(281)
Provision (reversal)	(417)
Effect of movements in exchange rates	23
Balance as of December 31, 2020	(675)
Reversal (provision)	(918)
Effect of movements in exchange rates	(5)
Balance as of September 30, 2021	(1,598)

19            Expenses by nature

Information on the nature of expenses recognized in the consolidated statement of profit or loss is presented below:

.	Period ended September 30, 2021	Quarter ended September 30, 2021	Period ended September 30, 2020	Quarter ended September 30, 2020
Employees’ expenses (a)	(693,741)	(271,331)	(452,930)	(159,629)
Third-party services and other inputs (b)	(46,315)	(18,228)	(33,470)	(12,338)
Short-term leases	(4,554)	(1,129)	(3,046)	(1,211)
Travel expenses	(1,398)	(789)	(8,044)	(531)
Depreciation and amortization (c)	(30,102)	(14,083)	(22,452)	(7,559)
Stock options (d)	(693)	(193)	(733)	(213)
Consulting (e)	(5,357)	(4,895)	(320)	(320)
Expected credit losses	(2,030)	(1,662)	(5)	361
Impairment of intangible assets	(21,818)	(21,818)	-	-
Other costs and expenses (f)	(15,832)	(2,777)	(11,576)	(3,642)
	(821,840)	(336,905)	(532,576)	(185,082)
Disclosed as:
Cost of services	(640,986)	(246,846)	(434,572)	(150,315)
Selling expenses	(61,902)	(24,122)	(39,278)	(14,769)
General and administrative expenses	(93,056)	(38,966)	(58,300)	(20,268)
Research and technological innovation expenses	(4)	-	(2,652)	(690)
Impairment losses on trade receivables and contract assets	(2,030)	(1,662)	(5)	361
Other income (expenses), net (note 19.1)	(23,862)	(25,309)	2,231	599
	(821,840)	(336,905)	(532,576)	(185,082)

43

CI&T Software S.A.

Unaudited condensed consolidated interim financial information

September 30, 2021 and 2020

(a)   Employee expenses in the total amount of R$ 693,741 (R$ 452,930 as of September 30, 2020) include R$ 590,085 (R$ 384,983 as of September 30, 2020) classified as cost of services and R$ 103,656 (R$67,947 as of September 30, 2020) classified as expenses: employees’ expenses include mainly R$493,909 (R$320,796 as of September 30, 2020) of salaries and welfare, of which R$449,274 (R$272,186 as of September 30, 2020) are classified as costs of services and R$44,635 (R$48,610 as of September 30, 2020) are classified as expenses; profit sharing amounting to R$47,547 (R$37,850 as of September 30, 2020) of which R$40,722 (R$31,606 as of September 30, 2020) are classified as costs of services and R$6,825 (R$6,244 as of September 30, 2020) are classified as expenses; provision for vacation and 13th salary amounting to R$73,124 (R$43,640 as of September 30, 2020) of which R$64,722 (R$ 38,267 as of September 30, 2020) are classified as costs of services and R$ 8,402 (R$ 5,373 as of September 30, 2020) are classified as expenses and employee benefits amounting to R$79,161 (R$50,644 as of September 30, 2020) of which R$66,675 (R$42,925 on September 30, 2020) are classified as costs of services and R$12,486 (R$7,719 as of September 30, 2020).

(b)   Third party services and other inputs in the total amount of R$ 46,315 (R$ 33,470 as of September 30, 2020) include R$ 15,722 (R$ 14,531 as of September 30, 2020) classified as cost of services and R$ 30,593 (R$ 18,939 as of September 30, 2020) classified as expenses. Third party services and other inputs include mainly facilities amounting to R$4,120 (R$4,870 as of September 30, 2020) of which R$3,483 (R$3,850 as of September 30, 2020) are classified as costs of services and R$637 (R$1,020 as of September 30, 2020) are classified as expenses; recruiting amounting to R$ 2,058 (R$2,628 as of September 30, 2020) of which R$77 (R$31 as of September 30, 2020) are classified as costs of services and R$1,981 (R$2,597 as of September 30, 2020) as expenses; advertising and publicity expenses amounting to R$3,151 (R$1,047 as of September 30, 2020) and business consultants amounting to R$6,285 (R$6,464 as of September 30, 2020) of which R$3,332 (R$2,959 as of September 30,2020) are classified as costs of services and R$ 2,953 (R$3,505 as of September 30, 2020) as expenses.

(c)   Depreciation and amortization in the total amount of R$ 30,102 (R$ 22,452 as of September 30, 2020) include R$23,121 (R$18,090 as of September 30, 2020) classified as cost of services and R$6,981 (R$4,362 as of September 30, 2020) as expenses.

(d)   Stock options in the total amount of R$ 693 (R$ 733 as of September 30,2020) include R$ 348 (R$ 62 as of September 30, 2020) classified as cost of services and R$ 345 (R$ 671 as of September 30, 2020) as expenses.

(e)    Consulting expenses in the total amount of R$ 5,357 (R$ 320 as of September 30, 2020) include R$ 2,277 (R$141 as of September 30, 2020) for acquisitions and R$3,080 (R$179 as of September 30, 2020) referring to costs directly attributable to secondary public share offerings.

(f)   Other costs and expenses in the total amount of R$ 15,831 (R$ 11,577 as of September 30, 2020) include R$ 7,008 (R$ 7,652 as of September 30, 2020) classified as cost of services and R$ 8,823 (R$ 3,925 as of September 30, 2020) as expenses. Other costs and expenses include fee amounting to R$3,673 (R$3,008 as of September 30, 2020) of which R$2,677 (R$1,759 as of September 30, 2020) are classified as costs of services and R$996 (R$1,249 as of September 30, 2020) as expenses,  government grant amounting to R$1.418 (R$1,318 as of September 30,2020) and facilities amounting to R$1,168 (R$1,226 as of September 30, 2020) of which 982 (R$1,105 as of September 30, 2020) are classified as costs of services and R$186 (R$221 as of September 30, 2020) as expenses.

19.1 Other income (expenses), net

.	Period ended September 30, 2021	Quarter ended September 30, 2021	Period ended September 30, 2020	Quarter ended September 30, 2020
Costs attributable to secondary public share offerings	(3,080)	(3,080)	-	-
Impairment of intangible assets (note 10)	(21,818)	(21,818)	-	-
Government grant	1,418	4	1,318	673
Reimbursement of expenditure	102	7	1.569	11
Other	(484)	(422)	(656)	(85)
	(23,862)	(25,309)	2,231	599

44

CI&T Software S.A.

Unaudited condensed consolidated interim financial information

September 30, 2021 and 2020

 20            Net finance costs

.	Period ended September 30, 2021	Quarter ended September 30, 2021	Period ended September 30, 2020	Quarter ended September 30, 2020
Finance income:
Income from financial investments	3,534	2,810	2,209	674
Foreign-exchange gains	23,998	11,597	22,649	8,832
Gains on derivatives	15,282	3,054	7,672	4,435
Interest received	115	43	130	60
Other finance income	492	87	191	44
	43,421	17,591	32,851	14,045
Finance costs:
Foreign exchange losses	(36,159)	(18,262)	(8,934)	(6,804)
Loss on derivatives	(15,258)	(7,687)	(29,235)	(6,944)
Interest and charges on loans and leases	(14,593)	(10,920)	(7,826)	(1,993)
Other finance costs	(3,513)	(3,138)	(892)	(195)
	(69,523)	(40,007)	(46,887)	(15,936)
Total	(26,102)	(22,416)	(14,036)	(1,891)

21            Income tax and social contribution

Income tax expenses are recognized at an amount determined by multiplying the profit (loss) before tax for interim reporting period based on the Management's best estimate of the weighted average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. Income tax expenses include current and deferred tax and social contribution on net profit.

The Group is required to make provisions for corporate income tax in each of the jurisdictions in which we operate. In the subsidiary in Brazil, the tax rate is 34%; in the subsidiaries in the United States, the federal tax rate is 21%; in the subsidiary in Japan, the tax rate is 23.2%; and in the subsidiary in Portugal, the tax rate is 21%. As a combined income tax and social contribution rate, the Company applies the tax rate of 34%, as set forth in the Brazilian Corporate Law. Article 78, of Law 12,973/2014, in Brazil, requires the company to calculate the income tax and social contribution on net profit of direct subsidiaries at the same rate applicable to the parent company.

The Group’s consolidated effective tax rate in respect of continuing operations for the nine-month period ended September 30, 2021 was 41% (32% for the nine-month period ended September 30, 2020).

22            Earnings per share

Basic and diluted earnings per share

The calculation of basic earnings per share was based on the net income attributed to holders of common shares and the weighted average number of outstanding common shares. The calculation of diluted earnings per share was based on the net income attributed to holders of common shares and the weighted average number of outstanding common shares, after adjustments for all potential diluted common shares.

45

CI&T Software S.A.

Unaudited condensed consolidated interim financial information

September 30, 2021 and 2020

	Period ended September 30, 2021	Quarter ended September 30, 2021	Period ended September 30, 2020	Quarter ended September 30, 2020
Numerator
Profit attributable to holders of common shares	82,129	(2,208)	98,253	39,538
Denominator
Weighted average number of basic shares held by shareholders	1,760,539	1,760,539	1,760,538	1,760,538
Earnings per share – basic	46.65	(1.25)	55.81	22.46

Numerator
Profit attributable to holders of common shares	82,129	(2,208)	98,253	39,538
Denominator
Weighted average number of diluted shares held by shareholders	1,760,539	1,760,539	1,781,913	1,760,538
Net earnings per share – diluted	46.65	(1.25)	55.14	22.46

Weighted average number of common shares

	Period ended September 30, 2021	Quarter ended September 30, 2021	Period ended September 30, 2020	Quarter ended September 30, 2020
Weighted average common shares (basic)	1,760,539	1,760,539	1,760,538	1,760,538
Effect of stock options when exercised	-	-	21,375	-
Weighted average number of common shares	1,760,539	1,760,539	1,781,913	1,760,538

23            Financial instruments and risk management

23.1            Financial instrument categories

The Group maintains operations with derivative and non-derivative financial instruments. The purpose of the instruments, products and financial agreements is to mitigate certain risks, as well as assure liquidity and profitability.

The Group’s policy also monitors the terms contracted against the terms and conditions currently adopted in the market.

The estimated fair value of the Group's financial instruments considered the following methods and assumptions:

  Cash and cash equivalents: recognized at cost plus income earned up to the closing date of the financial statements, which approximate their fair value.
  Trade receivables: arise directly from the Group's operations, classified at amortized cost, are recorded at their original values, adjusted based on the exchange rate changes, when applicable, and subject to a provision for losses. The amounts recorded approximate fair values at the reporting date.
  Loans and borrowings are classified as financial liabilities measured at amortized cost and are recorded at their contractual values. The contractual flow of loans and borrowings is adjusted to the future value of the liabilities considering the interest until maturity.

46

CI&T Software S.A.

Unaudited condensed consolidated interim financial information

September 30, 2021 and 2020

  Derivative financial instruments: the purpose of derivative transactions is to mitigate the risk of foreign exchange exposure on the Group's sales, carried out in foreign currency.
  Non-deliverable forwards (NDFs) are used for operations with derivative instruments, based on the discounted cash flow model, for purposes of fair value calculation, with future dollar and interest assumptions provided by B3 - Brazil, Bolsa, Balcão. The present value of these instruments is estimated by discounting the notional amount multiplied by the difference between the future price at the reference date and the contracted price. The future price is calculated using the convenience yield of the underlying asset.

Black and Scholes’ fair value statistical model is used for transactions with currency option (dollar), with future dollar and interest assumption provided by B3.

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including the respective levels, in the fair value hierarchy, segregated by category:

	September 30, 2021
	Amortized cost	Assets/liabilities measured at FVTPL	Total
Financial assets
Cash and cash equivalents	113,417	-	113,417
Trade receivables	318,400	-	318,400
Contract assets	147,603	-	147,603
Derivatives	-	2,842	2,842
Other receivables	29,999	-	29,999
	609,419	2,842	612,261

Financial liabilities
Suppliers	25,053	-	25,053
Loans and borrowings	782,147	-	782,147
Lease liabilities	82,964		82,964
Accounts payable for business combination	133,573	-	133,573
Derivatives	-	3,295	3,295
Contract liabilities	3,014		3,014
Other payables	15,549	-	15,549
	1,042,300	3,295	1,045,595

47

CI&T Software S.A.

Unaudited condensed consolidated interim financial information

September 30, 2021 and 2020

	December 31, 2020
	Amortized cost	Assets/liabilities measured at FVTPL	Total
Financial assets
Cash and cash equivalents	162,827	-	162,827
Trade receivables	196,256	-	196,256
Contract assets	50,625	-	50,625
Derivatives		8,837	8,837
Other receivables	15,368	-	15,368
	425,076	8,837	433,913

Financial liabilities
Suppliers	15,312	-	15,312
Loans and borrowings	89,230	-	89,230
Lease liabilities	75,228		75,228
Derivatives	-	5,392	5,392
Contract liabilities	9,987		9,987
Other payables	8,856	-	8,856
	198.613	5.392	204.005

The Group understands that all abovementioned financial instruments, in connection with derivatives, have no classification considering that the fair values are close to their carrying amount. No significant changes were identified in the assumptions that could impact the change in values.

23.2            Financial risk management

The Group’s operations are subject to the following risk factors:

  Market risks

The Group is exposed to market risks resulting from the normal course of its activities, such as inflation, interest rates and exchange rate changes.

Thus, the Group's operating results may be affected by changes in national economic policy, especially regarding short and long-term interest rates, inflation targets and exchange rate policy. Exposures to market risk are measured by sensitivity analysis.

a.1            Foreign currency – Exchange rate changes

Foreign currency risk is inherent to the Group’s business model. The Group’s revenue is mainly denominated in foreign currency and, therefore, is exposed to exchange rate changes. The Group’s expenses, on the other hand, are mainly denominated in the Group’s functional currency (Brazilian reais) and, therefore, are not exposed to exchange rate changes. The main Group’s strategy is based on the use of hedge operations to mitigate the exchange rate exposure through financial derivatives to minimize the volatility of the Group’s functional currency, therefore the Group is exposed to exchange rate risk on its accounts receivable, accounts payable, and loans and borrowings.

48

CI&T Software S.A.

Unaudited condensed consolidated interim financial information

September 30, 2021 and 2020

	September, 2021		December, 2020
	USD	Other	USD	Other
Suppliers	(4,239)	(413)	(3,057)	(540)
Trade receivables	243,514	8,296	160,411	3,855
Loans and borrowings	(260,389)	-	(37,116)	-
Derivatives	99	-	(1,321)	-
Net exposure	(21,015)	7,883	118,917	3,315

a.2            Exchange rate risk

The Group is exposed to foreign currency risk to the extent that there is a mismatch between the currencies in which sales, purchases, receivables, and borrowings are denominated and the respective functional currencies of the Company and its subsidiaries. The Group uses hedge transactions to mitigate these risks.

a.3            Interest rate risk

Derives from the possibility of the Group incurring gains or losses resulting from changes in interest rates applicable to its financial assets and liabilities. The Group may also enter into derivative contracts in order to mitigate this risk.

Sensitivity analysis of non-derivative financial instruments

Exchange rate changes and interest rates may positively or adversely affect the financial statements, due to an increase or decrease in the balances of trade receivables and investments in foreign currency and the variation in the balances of financial investments and borrowings and financing.

The Group mitigates its risks relating to non-derivative financial assets and liabilities substantially, through the contracting of derivative financial instruments. Accordingly, the Group identified the main risk factors that may generate losses for its operations with derivative financial instruments and this sensitivity analysis is based on three scenarios that may impact the Group’s future results and cash flows, as described below:

(i)          Probable scenario: The Group relied on projections released by the Central Bank of Brazil (BACEN) considering: (i) the interest rate index for the next 12 months in order to analyze the sensitivity of the index in financial investments, whose average was 7.89% for CDI and 0.39% for Libor; (ii) the exchange rate of R$5.15 USD, related to the closing rate projected for December 31, 2021, for the purposes of analyzing the foreign exchange exposure. Based on these factors, variations in the adverse and remote scenarios were calculated.

(ii)            Adverse scenario: reduction of 25% in the main risk factor of each transaction in relation to the level verified as of September 30, 2021.

(iii)            Remote scenario: reduction of 50% in the main risk factor of each transaction in relation to the level verified as of September 30, 2021.

For each scenario, the gross finance income or finance costs were calculated, excluding taxes and the maturity flow of each agreement. The base date considered was September 30, 2021, projecting the indexes for one year and verifying their sensitivity in each scenario.

49

CI&T Software S.A.

Unaudited condensed consolidated interim financial information

September 30, 2021 and 2020

Operation	Risk	Exposure in R$	Probable scenario (I)	Adverse scenario (II)	Remote scenario (III)
Financial investments	Interest rate reduction	58,805	7.89%	5.92%	3.95%
Income from financial investments			4,640	3,481	2,323
Effect on earnings (reduction)			(3,464)	(4,622)	(5,781)

Operation	Risk	Exposure in R$	Probable scenario (I)	Adverse scenario (II)	Remote scenario (III)
Loans and borrowings	Interest rate increase - CDI	607,272	7.89%	9.86%	11.84%
			47,914	59,877	71,901
Interest incurred	Interest rate increase - Libor	174,875	0.39%	0.49%	0.59%
			682	857	1,032
Effect on earnings (reduction)			(33,018)	(45,156)	(57,355)

Operation
	Risk	Probable scenario (I)	Adverse scenario (II)	Remote scenario (III)
Exchange rate changes on transactions, net
Exchange rate changes for the year	Foreign currency appreciation (USD)	5.1500	6.4375	7.7250
		(11,514)	(14,392)	(17,991)
Effect on earnings (increase)		(25,229)	(28,107)	(31,706)

As of September 30, 2021, the Group entered into agreements for financial derivatives (NDFs), with the purpose of reducing exchange rate risk.

  Credit risk

Credit risk refers to the risk that a counterparty will not comply with its contractual obligations, causing the Group to incur financial losses. Credit risk is the risk of a counterparty in a business transaction not complying with an obligation provided by a financial instrument or an agreement with a client, which would cause financial loss. To mitigate these risks, the Group analyses the financial and equity condition of its counterparties, as well as the definition of credit limits and permanent monitoring of outstanding positions.

The Group applies the simplified standard approach to commercial financial assets, where the provision for losses is analyzed over the remaining life of the asset.

In addition, the Group is exposed to credit risk with respect to financial guarantees granted to banks.

50

CI&T Software S.A.

Unaudited condensed consolidated interim financial information

September 30, 2021 and 2020

The carrying amount of financial assets represents the maximum credit exposure. The maximum credit risk exposure on the date of the financial statements is:

	September 30, 2021	December 31, 2020
Hedge financial instruments (current and non-current)	2,842	8,837
Cash and cash equivalents	113,417	162,827
Trade receivables	318,400	196,256
Contract assets	147,603	50,625
Other receivables (current and non-current)	29,999	15,368

  Liquidity risk

The Group monitors liquidity risk by managing its cash resources and financial investments.

Liquidity risk is also managed by the Group through its cash flow projection, which aims to ensure the availability of funds to meet the Group’s both operational and financial obligations.

The Group also maintains approved credit lines with financial institutions, and indebtedness such as working capital agreements in order to adequate levels of liquidity in the short, medium and long terms.

The maturities of the long-term installments of the loans are described in note 12.

The following are the remaining contractual maturities of financial liabilities on the reporting date. The amounts are gross and undiscounted, including contractual interest payments and excluding the impact of netting agreements:

	2021
	Carrying amount	Contractual cash flow	6 months or less	6-12 months	1-2 years	2-6 years
Non-derivative financial liabilities
Trade payables	25,053	25,053	25,053	-	-	-
Loans and borrowings	782,147	938,682	51,310	132,286	320,011	435,075
Lease liabilities	82,964	93,948	12,597	12,344	40,491	28,517
Accounts payable for business combination	133,573	144,601	-	106,074	7,705	30,821
Contract liabilities	3,014	3,014	3,014	-	-	-
Other payables (current and non-current)	15,549	15,549	15,549	-	-	-
	1,042,300	1,220,847	107,523	250,704	368,207	494,413

51

CI&T Software S.A.

Unaudited condensed consolidated interim financial information

September 30, 2021 and 2020

	2020
	Carrying amount	Contractual cash flow	6 months or less	6- months	1-2 years	2-6 year12s
Non-derivative financial liabilities
Trade payables	15,312	15,312	15,312	-	-	-
Loans and borrowings	89,230	111,779	78,898	7,313	23,901	1,667
Lease liabilities	75,228	93,242	11,393	10,470	19,053	52,326
Contract liabilities	9,987	9,987	9,987	-	-	-
Other payables (current and non-current)	8,856	8,856	8,856	-	-	-
	198,613	239,176	124,446	17,783	42,954	53,993

Financing Lines

Guaranteed unsecured account, reviewed annually, and paid upon request:

	September 30, 2021	December 31, 2020
Used	-	-
Not used	-	2,200
	-	2,200

Bank credit lines

	September 30, 2021	December 31, 2020
Used	10,879	89,197
Not used	43,515	61,521
	54,394	150,718

On June 25, 2019, the subsidiary CI&T Inc. entered into a credit line for working capital, in the amount of US$5,000 or R$25,983, at the exchange rate of 5.1967, the commercial selling rate for U.S. dollars as of December 31, 2020, as reported by the Brazilian Central Bank, which can be used if necessary, by the Group. The subsidiary partially used the credit line, in the total amount of US$2,000 or R$10,393, at the exchange rate of 5.1967, the commercial selling rate for U.S. dollars as of December 31, 2020, as reported by the Brazilian Central Bank (note 12).

The Group entered into credit lines from in the form of NCE - Export Credit Note and ACC - Advance on Foreign Exchange Contract, in the amount of R$124,734, partially used (note 12).

23.3            Derivative financial instruments

The Group holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures. As of December 31, 2020, the Group entered into purchase and sale agreement for derivative financial instruments (NDFs) in the amount of R$3,445.

52

CI&T Software S.A.

Unaudited condensed consolidated interim financial information

September 30, 2021 and 2020

Fair value estimated for derivative financial instruments contracted by the Group was determined according to information available in the market, mainly through financial institutions and specific methodologies of assessment. However, considerable judgment is necessary to understand market data in order to produce the fair value estimate for each operation. Consequently, the estimates do not necessarily indicate the amounts that will be effectively realized at settlement.

As of September 30, 2021, the Group had the following agreements for financial derivatives (NDFs):

	2021
Maturity	Nominal value (USD)	Contracted rate	Amount in R$	Market rate	Fair value
October 29, 2021	(280)	5.6569	(1,584)	-	53
February 25, 2022	(560)	5.6220	(3,148)	-	14
November 16, 2021	(180)	5,6518	(1,017)	-	32
Total					99

	2020
Maturity	Nominal value (USD)	Contracted rate	Amount in R$	Market rate	Fair value
June 15, 2021	(3,100)	5.4928	(17,064)	5.4763	968
April 15, 2021	(800)	5.6345	(4,508)	5.1909	353
Total					1,321

The Group also uses options in order to protect exports against the risk of exchange variation. The Group may enter into zero-cost collar strategies, which consists of the purchase of a put option and the sale of a call option, contracted with the same counterparty and with a net zero premium.

The composition of the balances involving options to buy and sell currencies is as follows:

	2021
Maturity	Nominal value (USD)	Contracted rate	Amount in R$	Market rate	Fair value
12/21/2021 - 03/09/2022	6,220	Put option	643	5.8257	322
10/27/2020 - 02/25/2022	3,775	Put option	1,210	5.6490	(325)
					(3)
12/21/2021 - 03/09/2022	2,170	Call option	(643)	5.5563	409
08/16/2021 - 02/25/2022	3,775	Call option	(1,210)	5.4690	481
					890
					887

53

CI&T Software S.A.

Unaudited condensed consolidated interim financial information

September 30, 2021 and 2020

	2020
Maturity	Nominal value (USD)	Contracted rate	Amount in R$	Market rate	Fair value
15/01 - 15/06/2021	1,800	Call option	587	5,6770	(12)
31/05 - 15/12/2021	2,800	Call option	786	5,5656	(569)
15/04 - 30/11/2021	6,900	Call option	2.161	5,5116	(1.277)
					(1.858)
15/01 - 15/06/2021	1,800	Put option	(587)	5.4800	512
31/05 - 15/12/2021	2,800	Put option	(786)	5.2425	862
15/04 - 30/11/2021	6,900	Put option	(2.161)	5.3388	2,608
					3,982
					2,124

During 2021, the Group entered into an interest rate swap transaction with the purpose of hedging the exposure to variable interest rate related to the Export Credit Note – NCE with Citibank.

The interest rate profile of the Group’s interest-bearing financial instruments, as reported to the Group’s Management, is as follows:

	2021
Maturity	Notional (USD)	Amount in R$	Floating rate receivable	Fixed rate payable	Fair value
07/16/2026	30.000	152.100	3 month LIBOR	3,90%	(1.439)
					(1.439)

23.4            Classification of financial instruments by type of measurement of fair value

The Group has financial instruments measured at fair value, which are qualified as defined below:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the group may have access to on the measurement date;

Level 2 - Observable information for the asset or liability, directly or indirectly, except for quoted prices included in Level 1; and

Level 3 - Unobservable data for the asset or liability.

	Carrying amount		Fair value
	September 30, 2021	December 31, 2020	September 30, 2021	December 31, 2020
Level 2
Derivatives:
Non-Deliverable Forward - NDF	99	1,321	99	1,321
Call and put option term	887	2,124	887	2,124
Interest rate swap	(1,439)	-	(1,439)	-
	(453)	3,445	(453)	3,445

54

CI&T Software S.A.

Unaudited condensed consolidated interim financial information

September 30, 2021 and 2020

The Group applied the new fair value measures prospectively and the changes had no significant impact on the measurement of the Group's assets and liabilities.

Cash and cash equivalents, trade receivables, lease liabilities, loans and borrowings, accounts payable for business combination and trade payables were not included in the table above. The carrying amount of these items is a reasonable approximation of fair value.

24            Related parties

Transactions with key management personnel

The Group paid R$9,214 as of September 30, 2021 (R$7,700 as of September 30, 2020), as direct compensation to key management personnel. These amounts basically correspond to the executive board compensation, respective social charges and short-term benefits, and are recorded under line item “General and administrative expenses”.

In 2020, the amount of R$43,354 was paid to the key management personnel, due to the cancellation of the Group's stock option plan as disclosed in note 16.c.

The executive officers also participate in the Group's stock option program (see note 16). For the nine-month period ended September 30, 2021, R$24 (R$14 in 2020) were recognized in the statement of profit or loss.

The Group has no additional post-employment obligation, as well as no other long-term benefits, such as premium leave and other severance benefits. The Group also does not offer other benefits in connection with the dismissal of its Senior Management’s members, in addition to those defined by the Brazilian labor legislation in force.

25            Operating segments

Operating segments are defined based on business activities that reflect how CODM - Chief Operating Decision Maker reviews financial information for decision.

The Group's CODM is the Group's Board of Director. The CODM is in charge of the operational decisions of resource allocation and performance evaluation. The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment.

The CODM reviews relevant financial data on a consolidated basis for all subsidiaries. CODM makes decisions and regularly evaluates the performance of Group’s services as a whole in a single operational and reportable segment.

55

CI&T Software S.A.

Unaudited condensed consolidated interim financial information

September 30, 2021 and 2020

The table below summarizes net revenues by geographic region:

.	Period ended September 30, 2021	Quarter ended September 30, 2021	Period ended September 30, 2020	Quarter ended September 30, 2020
NAE (North America and Europe)
United States of America	470,563	165,015	326,591	114,586
United Kingdom	16,583	5,410	14,575	4,575
Portugal	665	458	-	-
Subtotal	487,811	170,883	341,166	119,161
LATAM (Latin America)
Brazil	465,900	192,200	313,130	111,561
Subtotal	465,900	192,200	313,130	111,561
APJ (Asia, Pacific and Japan)
Japan	12,031	4,716	23,201	7,542
China	19,436	6,960	12,600	4,372
Others	2,408	1,211	1,055	261
Subtotal	33,875	12,887	36,856	12,175
TOTAL	987,586	375,970	691,152	242,897

56

CI&T Software S.A.

Unaudited condensed consolidated interim financial information

September 30, 2021 and 2020

Net revenues by geographic area were determined based on the country where the sale was made. The top client’s net revenue, accounts for 21% of the Group's total net revenues as of September 30, 2021 (19% as of September 30, 2020).

Revenue by client concentration

The following table sets forth net revenue contributed by the top client, and top ten clients for the quarters/periods indicated:

.	Period ended September 30, 2021	Quarter ended September 30, 2021	Period ended September 30, 2020	Quarter ended September 30, 2020
Top client	211,141	65,074	134,075	54,321
Top 10 clients	670,562	226,866	454,798	172,625

Geographic information of the Group's non-current assets

The table below summarizes non-current assets, except deferred taxes, based on assets geographic location.

.	September 30, 2021	December 31, 2020
Brazil	844,607	97,887
Abroad:
United States of America	37,389	36,010
Japan	231	398
China	2,230	776
Canada	274	196
Portugal	271	-
Other countries	86	111
	885,088	135,378

26            Subsequent events

Dividends

The Extraordinary Shareholders’ Meeting (“EGM”), held on October 8, 2021, approved the distribution of additional dividends on profit for the year ended 2020, in the amount of R$55,005, equivalent to approximately R$31,24 per common share in 2020.

57

CI&T Software S.A.

Unaudited condensed consolidated interim financial information

September 30, 2021 and 2020

The Extraordinary Shareholders’ Meeting (“EGM”), held on October 29, 2021, approved the interim dividends on retained earnings for the period based on the financial statements as of June 30, 2021, in the amount of R$50,000.

Corporate reorganization

The Extraordinary Shareholders’ Meeting (“EGM”), held on October 8, 2021, approved the increase in the Company's share capital, from R$59,542 to R$88,239, through the issuance of 16,530 new registered common shares, with no par value, at the total issuance price of R$28,697, subscribed by McMillian Family Trust, which was admitted as the Company’s shareholder. The subscribed shares were paid through the transfer of 15,896 shares issued by the subsidiary CI&T Inc.

The Extraordinary Shareholders’ Meeting (“EGM”), held on October 29, 2021, approved the reduction of the Company's exceeding share capital, pursuant to article 173 of Brazilian Law no. 6,404/76, to the limit of R$120,000, upon cancellation of the shares and transfer of the Company’s assets to the Company's shareholders in replacement of the respective canceled shares. The capital reduction shall be subject to the ratification within 60 days after the date of the "EGM".

CI&T Cayman

CI&T Inc ("CI&T Cayman") was incorporated as an exempted, limited liability company in Cayman Islands to become the holding entity of CI&T Software S.A. in connection with the initial public offering. Prior to the IPO, CI&T Inc had not begun operations, had nominal assets and liabilities, and no material contingent liabilities or commitments. Accordingly, the financial statements presented in this release are those of CI&T Software S.A., the Company’s principal operating company and wholly-owned subsidiary. As a holding company, it is mainly engaged in the investment, as a partner or shareholder, in other companies, consortia or joint ventures in Brazil and other countries where most of our operations are located.

On October 04, 2021, CI&T Delaware was established, which main office is located at 251 Little Falls Drive, Wilmington, Delaware, 19808.

On November 8, 2021, the Company’s shareholders transferred all the Company’s shares to the wholly-owned subsidiary CI&T Delaware LLC (“CI&T Delaware”) and, subsequently, transferred the CI&T Delaware’s shares to CI&T Cayman (CI&T Inc).

The Group obtained the necessary waivers from the financial creditors in September 2021, as the Group will undergo a corporate reorganization for purposes of the registry of the Group’s common shares in connection with the IPO.

Initial public offering

On November 10, 2021, the Group conducted the initial public offering of the Class A common shares, at the par value of US$0.00005 per share of CI&T Inc. CI&T Inc offered 15,000,000 Class A common shares, of which 11,111,111 were offered by CI&T Inc. and 3,888,889 were offered by certain selling shareholders. The initial public offering price per Class A common share is estimated between US$15.00. The Group has applied to list the Class A common shares on the New York Stock Exchange, or NYSE, under the symbol “CINT”.

On November 15, 2021, the IPO was concluded. In connection with the total offering of US$225,000, the Group received net proceeds in the amount of US$156,667 upon the closing of the IPO, after deducting the underwriting discounts and commissions.

58

Unaudited Pro forma Condensed Financial Information

Set forth below are (1) our unaudited pro forma condensed statements of profit or loss for the nine months ended September 30, 2021 and (2) our unaudited pro forma condensed statements of profit or loss for the year ended December 31, 2020.

The unaudited pro forma condensed statements of profit or loss for the nine months ended September 30, 2021 is based on (a) the unaudited condensed consolidated statements of profit or loss of CI&T Brazil for the nine months ended September 30, 2021; and (b) the unaudited financial information of Dextra Tecnologia for the period from January 1, 2021 to August 9, 2021, and gives effect on a pro forma basis to the Dextra Acquisition as if it had been consummated on January 1, 2021.

The unaudited pro forma condensed statements of profit or loss for the year December 31, 2020 is based on (a) the audited consolidated statements of profit or loss of CI&T Brazil for the year ended December 31, 2020; and (b) the audited combined carve-out statements of profit or loss of Dextra Tecnologia for the year ended December 31, 2020 and gives effect on a pro forma basis to the Dextra Acquisition as if it had been consummated on January 1, 2020.

The unaudited pro forma condensed financial information included herein was prepared using the acquisition method of accounting in accordance with IFRS 3 – Business Combination (IFRS 3) and considering the amendments of Article 11 of Regulation S-X which became effective on January 1, 2021. The unaudited pro forma condensed financial information included herein are not necessarily indicative of  statements of profit or loss would have been if the Dextra Acquisition had been completed as of the dates indicated, nor do they purport to project the future or operating results of the combined company. The actual results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The pro forma financial information is presented for illustrative purposes only and does not reflect the costs of any integration activities or cost savings or synergies that may be achieved as a result of the Dextra Acquisition.

The following unaudited pro forma condensed financial information gives pro forma effect to the Dextra Acquisition to be accounted for under the acquisition method of accounting in accordance with the IFRS 3, in which CI&T Brazil is treated as the acquirer for financial reporting purposes and shall record assets acquired and liabilities assumed at their respective acquisition date fair values. The excess of the total consideration transferred over the estimated fair values of the net assets acquired, if applicable, is recorded as goodwill.

59

CI&T Brazil Unaudited pro forma condensed statements of profit or loss for the nine months ended September 30, 2021 (In thousands of Brazilian Reais - R$, except earnings per share)

	Actual CI&T Brazil (1)	Dextra Tecnologia (2)	Transaction Accounting Adjustments	Note	Total CI&T Brazil Pro Forma
Net revenue	987,586	172,959	-		1,160,545
Costs of services provided	(640,986)	(103,207)	-		(744,193)
Gross profit	346,600	69,752	-		416,352
Selling expenses	(61,902)	(1,021)	-		(62,923)
General and administrative expenses	(93,056)	(20,010)	(17,370)	2.3 (a)/(d)	(130,436)
Research and technological innovation expenses	(4)	-	-		(4)
Impairment loss on trade receivables and contract assets	(2,030)	92	-		(1,938)
Other income (expenses) net	(23,862)	(884)	-		(24,746)
Operating profit before financial income	165,746	47,929	(17,370)		196,305
Finance income	43,421	224	-		43,645
Finance cost	(69,523)	(1,852)	(20,961)	2.3 (b)	(92,336)
Net finance costs	(26,102)	(1,628)	(20,961)		(48,691)
Profit before Income tax	139,644	46,301	(38,331)		147,614
Income tax	(57,515)	(14,358)	13,033	2.3(c)	(58,840)
Net profit for the period	82,129	31,943	(25,298)		88,774
Earnings per share – basic (in R$)	0.047			2.3(f)	0.050
Earnings per share – diluted (in R$)	0.047			2.3(f)	0.050

(1)      Represents the historical unaudited consolidated statement of profit or loss for the nine months ended September 30, 2021.

(2)      Represents the historical unaudited statement of profit or loss for the period from January 1, 2021 to August 9, 2021.

The accompanying notes are an integral part of the unaudited pro forma condensed financial information

60

CI&T Brazil Unaudited pro forma condensed statements of profit or loss for the year ended December 31, 2020 (In thousands of Brazilian Reais - R$, except earnings per share)

	Actual CI&T Brazil	Actual Dextra Tecnologia	Transaction Accounting Adjustments	Note	Total CI&T Brazil Pro Forma
Net revenue	956,519	204,036	-		1,160,555
Costs of services provided	(600,866)	(116,835)	-		(717,701)
Gross profit	355,653	87,201	-		442,854

Selling expenses	(65,093)	(1,504)	-		(66,597)
General and administrative expenses	(81,161)	(34,033)	(28,887)	2.3 (a)/(d)	(144,081)
Research and technological innovation expenses	(3,462)	(43)	-		(3,505)
Impairment loss on trade receivables and contract assets	(196)	(62)	-		(258)
Other income (expenses) net	2,503	213	-		2,716
Operating profit before financial income	208,244	51,772	(28,887)		231,129
Finance income	47,808	1,367	-		49,175
Finance cost	(63,261)	(2,102)	(42,637)	2.3 (b)	(108,000)
Net finance costs	(15,453)	(735)	(42,637)		(58,825)
Profit before Income tax	192,791	51,037	(71,523)		172,304
Income tax	(65,137)	(16,883)	24,318	2.3(c)	(57,627)
Net profit for the period	127,654	34,154	(47,206)		114,602
Earnings per share – basic (in R$)	0.073			2.3(f)	0.065
Earnings per share – diluted (in R$)	0.072			2.3(f)	0.064

The accompanying notes are an integral part of the unaudited pro forma condensed financial information.

61

1 Basis of Presentation of the Unaudited Pro Forma Condensed Financial Information

The unaudited pro forma condensed statements of profit or loss for the nine months ended September 30, 2021 is based on the unaudited condensed consolidated statements of profit or loss of CI&T Brazil for the nine months ended September 30, 2021, and  the unaudited financial information of Dextra Tecnologia for the period from January 1, 2021 to August 9, 2021, and gives effect on a pro forma basis to the Dextra Acquisition as if it had been consummated on January 1, 2021.

The unaudited pro forma condensed statements of profit or loss as of December 31, 2020 is based on the consolidated statements of profit or loss of CI&T Brazil for the year ended December 31, 2020, which is included in this prospectus, and on the audited combined carve-out statements of profit or loss of Dextra Tecnologia for the year ended December 31, 2020 and gives effect on a pro forma basis to the Dextra Acquisition as if it had been consummated on January 1, 2020.

The unaudited pro forma condensed financial information was prepared using the acquisition method of accounting in accordance with IFRS 3 – Business Combinations. IFRS 3 requires, among other things, that assets acquired, and liabilities assumed shall be recognized at their fair values as of their respective acquisition dates. The excess of the consideration transferred over the estimated fair values of the net assets acquired, if applicable, will be recorded as goodwill. Fair value measurements can be highly subjective, and it is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Acquisition costs related to the Dextra Acquisition (i.e., advisory, legal, valuation, and other professional fees) are not included as a component of the consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. The unaudited pro forma condensed financial information does not reflect any cost savings, operating synergies or revenue enhancements that CI&T Brazil may achieve as a result of the Dextra Acquisition or the costs to integrate our operations. All of these transaction costs related to the Dextra Acquisition have been recognized as expenses in statements of profit or loss, and additional pro forma adjustments were recognized related to additional transaction costs expected to be incurred by management.

2. Pro Forma Assumptions

The pro forma information presented, including allocation of the consideration transferred, is based on the estimates of the fair value of the assets acquired and liabilities assumed, available information as of this date and management assumptions.

2.1 Consideration Transferred/Expected to be Transferred

On June 26, 2021, CI&T Brazil entered into a share purchase agreement (the “Share Purchase Agreement”) with Prime Sistemas Fundo de Investimentos em Participações Multiestratégia Investimento no Exterior (the “Seller”), as seller, Prime Sistemas de Atendimento ao Consumidor Ltda., as guarantor, and certain other intervening parties, for the purchase of the entire share capital of Dextra Holdings and its subsidiaries for R$ 800,000 thousand, subject to certain purchase price adjustments for debt, cash and working capital amounts, which is currently in discussion with the acquiree. The Dextra Acquisition received regulatory approval from the Brazilian antitrust authority (Conselho Administrativo de Defesa Econômica, or “CADE”) on July 22, 2021 and closed on August 10, 2021. CI&T Brazil has assumed Dextra’s control on August 10, 2021.

At closing, CI&T Brazil paid the Seller R$650,000 thousand. The balance of R$103,573 thousand (the “Account payable for business combination”), shall become due on the first anniversary of the closing date and the balance of R$ 30,000, less amounts withheld to cover future indemnity payments,  shall become due in five installments starting on the second anniversary of the closing date, subject to any purchase price adjustments as set forth in the Share Purchase Agreement, including adjustments based on the Brazilian Interbank Deposit Rate (“CDI”). In addition, as our initial public offering closed, as of November 10, 2021 the account payable for business combination in the amount of R$50,000 thousand will be paid on December 1, 2021, as defined in the related agreement.

2.2 Fair value of assets and liabilities

We performed a valuation analysis of the fair value of Dextra Tecnologia assets acquired and liabilities assumed as of August 10, 2021.

The fair value of assets acquired and liabilities assumed is based upon the available information as of this date and management assumptions.

62

The following table summarizes the fair value of assets acquired and the liabilities assumed as of August 10, 2021:

In thousands of Brazilian reais
Cash consideration	650,000
Account payable for business combination	133,573
Total consideration	783,573
Fair value of net assets acquired, and liabilities assumed, for which book value approximates to fair value (other than intangible assets)	41,670
Fair value of intangible assets
(-) Customer relationship	88,961
(-) Non-compete agreement	15,086
(-) Brand	20,501
(-) Intangible in progress	21,634
(-) Total intangible fair value	146,182
Goodwill	595,721

2.3 Pro Forma Adjustments

A description of the pro forma adjustments is presented below:

(a)    Intangible Assets

The adjustment on intangible assets is comprised of the following:

				Estimated pro forma amortization expense (straight-line method)
	Valuation Methodology	Estimated fair value (in thousands of Brazilian reais)	Estimated useful life (Years)	Seven months and eight days ended (in thousands of Brazilian reais) August 9, 2021	Year ended December 31, 2020 (in thousands of Brazilian reais)	Allocation of pro forma amortization expense in the pro forma statements of income line item
Customer relationship	MPEEM (Multi-Period Excess Earnings)	88,961	7.4	7,279	12,022	Administrative expenses
Brand	Relief from Royalty	20,501	1.4	8,866	14,644	Administrative expenses
Non-compete agreement (NCA)	With and Without	15,086	5	1,827	3,017	Administrative expenses
Total		124,548		17,972	29,903
Intangible assets recorded in Dextra Tecnologia’s on August 9, 2021		(56,855)		(3,045)	(5,348)	Administrative expenses
Total pro forma impact		68,053		14,927	24,335

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The MPEEM methodology (Multi Period Excess Earnings Method) is mostly used to measure the value of primary assets or the most important assets of a company. According to that method, in determining fair values, the cash flows attributable to all other assets are subtracted through a contributory asset charge (CAC). The MPEEM method assumes that the fair value of an intangible asset is the same as the present value of the cash flows attributable to that asset, less the contribution of other assets, both tangible and intangible.

The “With and Without” methodology was based on the effects that an engagement of vendors in competition would have on the Company’s revenues and cash flows.

The “Relief from Royalty” methodology estimates the value of the asset based on the hypothetical royalty payments that would be saved by the asset holder compared to what would be paid for the licensing of said asset owned by third parties, considering its useful life (or for the duration of a license agreement).

The following are the significant underlying assumptions used in determining the fair value estimate:

	Customer relationship	Non-competition agreement	Brand
Revenue	Revenue projections were based on the business plan revenue growth rate and estimated attrition.	Not applicable	Not applicable
Attrition rate	The estimated attrition rate is 15.4% and it was based on a churn rate	Not applicable	The estimated attrition rate is 5.1% and it was based on a royalty approach
Useful Life	Useful life for the intangible asset is 7.4 years.	Useful life for the intangible asset is 5 years.	Useful life for the intangible asset is 1.4 years.
Tax Amortization Benefit (TAB)	TAB was calculated according to the Target’s projected effective tax rate of 34% and an amortization period equivalent to asset’s remaining useful life.	TAB was calculated according to the Target’s projected effective tax rate of 34% and an amortization period equivalent to asset’s remaining useful life.	TAB was calculated according to the Target’s projected effective tax rate of 34% and an amortization period equivalent to asset’s remaining useful life.
Discount rate	The discount rate was equivalent to company’s WACC plus spread, resulting in an after-tax rate of 12.36%	The discount rate was equivalent to company’s WACC plus spread, resulting in an after-tax rate of 12.36%	The discount rate was equivalent to company’s WACC plus spread, resulting in an after-tax rate of 12.36%

(b)    Debt issuance

The Company entered into loan agreements in Brazil in the amount of R$652,100 thousand aiming to raise funding for the acquisition of Dextra Holdings. Those loans mature in July 2026, and are indexed to fixed and variable rates as follows:

Amount (in thousands of Brazilian reais)	Payment flow	Index factor
300,000	Quarterly	1.75% + 100% CDI
200,000	Quarterly	1.60% + 100% CDI
152,100	Annually	2.07% + 100% Libor

The table below presents pro forma adjustment related to debt issuance and interest expenses for each of the periods presented:

	for the nine months ended September 30, 2021
	Actual CI&T Brazil	Transaction Accounting Adjustments	Total CI&T Brazil Pro Forma
Interest expense*	10.131	20.961	31.092

	For the year ended December 31, 2020
Interest expense*	10.304	42.637	52.941

* Represents the net increase to interest expense resulting from estimated interest on the new debt to finance the acquisition of Dextra Holdings.

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(c)     Income Taxes

Income taxes on pro forma adjustments were calculated using the statutory income tax rate in Brazil (34%), depending on where pro forma adjustments are reasonably expected to occur. The effective tax rate applicable to us could be significantly different (either higher or lower) depending on post-acquisition activities, including repatriation decisions, cash needs and the actual geographical mix of income.

The current tax law allows the deductibility of the fair value of net assets acquired when a non-substantive action is taken after acquisition by the Company and therefore the tax and accounting basis of the net assets acquired are the same as of the acquisition date. In this regard, CI&T Brazil considers that actions to complete the merger of the acquiree are non-substantive so that the Company expects to be entitled to the deductibility of the amortization of intangible assets acquired and, therefore, no deferred income taxes were recorded for intangible assets identified at the acquisition date.

(d)                Transactions cost

For the nine months ended September 30, 2021 the amount incurred by CI&T Brazil was R$ 2,109 thousand. In addition, CI&T Brazil expects to incur in future periods approximately R$2,443 thousand as additional transaction costs.

	Actual CI&T Brazil (1)	Dextra Tecnologia (2)	Transaction Accounting Adjustments	Total CI&T Brazil Pro Forma
General and administrative expenses	95,659	34,226	2,443	132,329

	For the year ended December 31, 2020
General and administrative expenses	81,161	34,033	4,552	119,746

(1)       Represents the historical unaudited consolidated statement of profit or loss for the nine months ended September 30, 2021.

(2)       Represents the historical unaudited statement of profit or loss for the period from January 1, 2021 to August 9, 2021

(e)     Expenses that are not expected to recur beyond 12 months after the transactions

The following amounts presented in the unaudited pro forma condensed statements of profit or loss are not expected to recur beyond 12 months after the transaction.

	Nine months ended September 30, 2021 (in thousands of Brazilian reais)	Year ended 31 December 2020 (in thousands of Brazilian reais)
Transaction costs	4,552	4,552

(f)     Earnings/(loss) per share

Basic earnings (loss) per share is calculated by dividing the net loss attributable to the owners of the Company by the weighted average of outstanding common shares. Diluted earnings (loss) per share is calculated by adjusting the weighted average of outstanding common shares, assuming that all potential common shares that would cause dilution are converted.

i. Basic and diluted earnings per share - CI&T Brazil

	Nine months ended September 30, 2021		Year ended December 31, 2020
	Basic	Diluted	Basic	Diluted
Profit attributable to holders of ordinary shares	82,129	82,129	127,654	127,654
Weighted average number of basic shares held by shareholders	1,760,539	1,760,539	1,760,538	1,784,673
Pro Forma earnings per share (in reais)	0.047	0.047	0.073	0.072

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ii. Pro Forma Basic and diluted earnings per share

	Nine months ended September 30, 2021		Year ended December 31, 2020
	Basic	Diluted	Basic	Diluted
Profit attributable to holders of ordinary shares	88,774	88,774	114,602	114,602
Weighted average number of basic shares held by shareholders	1,760,539	1,760,539	1,760,538	1,784,673
Pro Forma earnings per share (in reais)	0.050	0.050	0.065	0.064

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2021

CI&T Inc
By:	/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer

(3Q21 Earnings Release, Unaudited condensed consolidated interim financial information for the three and nine-month periods ended September 30, 2021 and 2020 and Unaudited Pro Forma Condensed Financial Information for the nine months ended September 30, 2021)